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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 10
                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                              -------------------

                                THE BIBB COMPANY
             (Exact name of registrant as specified in its charter)

              Delaware                                         58-2253133
     (State or other jurisdiction of                         (I.R.S. Employer
     incorporation or organization)                         Identification No.)

237 Coliseum Drive, Macon, Georgia                               31201
(Address of principal executive offices)                       (Zip Code)


                                (912) 752-6700
             (Registrant's telephone number, including area code)

                               -----------------

       Securities to be registered pursuant to Section 12(b) of the Act:

                                     None

       Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, $.01 par value per share
                               (Title of Class)
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Item 1.  Business

          The Bibb Company, a Delaware corporation (the "Company") is a leading domestic manufacturer and marketer of textile products, principally sheets, pillowcases and other bedding accessories, towels and other terry products for use in the home, as well as sheets, towels and damask table linen products for use by hotels, hospitals, linen service companies and others serving the hospitality market. The Company also manufactures fabrics for apparel, principally chambray, and specially engineered textile products used primarily in producing high-pressure hoses and conveyor belts. For a description of the Company's corporate history and matters concerning the bankruptcy reorganization (the "Reorganization") of the Company on September 27, 1996 under chapter 11 of title 11 of the United States Code, 11 U.S.C. (S)(S) 101 et seq. (the "Bankruptcy Code"), see "Item 1, Business--Corporate History." The Company (formerly known as The New Bibb Company) is the successor to The Bibb Company, a Delaware corporation ("Old Bibb"), as a result of the merger of Old Bibb with and into the Company on September 27, 1996 (the "Merger"). Upon consummation of the Reorganization and Merger, the Company was renamed The Bibb Company. References herein to the business of the Company for periods prior to September 27, 1996 refer to the business of Old Bibb as the predecessor to the business and operations of the Company.

Description of the Business

 General

          The Company is a vertically integrated textile manufacturer which buys basic raw materials, such as cotton and synthetic fibers, and converts them primarily into finished textile goods ready for marketing. The Company's principal products include: muslin and percale sheets and pillowcases; quilted and nonquilted bedspreads, comforters, slumberbags, draperies and other bedding accessories; bath towels and finished terry fabric; damask table linen; chambray, a light-weight, yarn-dyed, woven fabric popular for use in sports and casual wear; and specially-treated engineered yarns and fabrics for industrial uses, such as high-pressure hoses and conveyor belts. Customers consist primarily of national retail chains, such as J.C. Penney Company, Inc. ("J.C. Penney") and Sears Roebuck and Co. ("Sears"), mass merchants, such as Wal-Mart, Kmart and Target, and department stores which resell to consumers at the retail level. In addition, the Company sells to hotels, hospitals, linen service companies and others serving the hospitality market. The Company operates eleven manufacturing plants located in the southeastern United States.

Products

          The Company's four product groups are Sheeting, Bedding and Accessories ("Bedding"), Terry ("Terry"), Apparel Fabrics ("Apparel"), and Engineered Products ("Engineered").

          Bedding. Bedding products consist of sheets, pillowcases, bedspreads, comforters, draperies, slumberbags and other home furnishing accessories. These products are sold to department stores, national retail chains, mass merchants and distributors and wholesalers, under both private and Company labels. The Royalton product line of high-quality fully coordinated bed and bath merchandise is being sold to upscale department and specialty stores as part of the Company's continuing effort to expand its share of the home fashions market. Certain of the Company's adult bedding products are sold pursuant to licensing agreements under designer names such as Jessica McClintock(TM) and Joseph Abboud(TM). In addition, the Company also dyes and prints adult bedding products for non-vertically integrated textile manufacturers.

          The Company is one of the market leaders in juvenile bedding products. Many of the Company's juvenile bedding products are sold bearing themes and characters under licensing agreements and, to a lesser extent, themes and characters developed internally by the Company. Current popular licensed themes and characters include Barbie(TM), Batman(TM) , Space Jam(TM), Looney Tunes(TM) and logos of major league baseball teams (Major League Baseball(TM)), National Football League teams (NFL(TM)) and NASCAR(TM).

          Third party licensing agreements are generally for terms of one to three years and may include renewal options.

          The Bedding products group also produces sheets, pillowcases and other bedding accessories for sale to hotels, hospitals, linen service companies and others serving the hospitality market. The Company concentrates on supplying hotels and other institutions which require higher quality bedding products, such as percales and other higher thread-count fabrics, for greater comfort, longevity and style. The Company believes it is one of the largest suppliers of sheets to the hospitality market.

          Terry. The Terry product group includes bath towels and other terry products as well as damask table linen products. Bath towels and other terry products are sold primarily to retail and specialty chains under private label programs. The Company produces a retail line of bath towel products under the Royalton(TM) brand name, which are sold to upscale department and specialty stores. The Company also produces a retail line of bath towel products under the "Bibb" brand name.

          Bath towels and damask table linen products are also sold to hotels, hospitals, linen service companies and others serving the hospitality market. In addition, the Company supplies finished terry to converters and embellishers for finishing and sewing into a variety of terry products.

          The Company works closely with its retail customers and with a significant portion of its institutional customers to develop and manufacture specific bath and other terry products.

          Apparel. The Company produces cotton and blended fabrics, principally chambray, a light-weight, yarn-dyed, woven fabric popular for use in sports and casual wear. The Company sells Apparel products primarily to converters that purchase fabric in relatively small quantities, and services these customers by stocking both finished roll stock for immediate shipment and semi-finished roll stock which can be readily converted in accordance with customer specifications.

          Engineered. The Company manufactures and markets specialty yarns and fabrics used primarily in producing high-pressure hoses and conveyor belts. The Company's manufacturing process enhances the rubber properties of purchased yarn and woven fabric to meet high-performance customer specifications. The Company generally sells its Engineered products to

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companies which use the specialty yarns and fabrics in the production of their own products or further process or include these products in the goods they sell.

Marketing and Customers

          The Company principally markets its products throughout North America, primarily through its own in-house sales force from principal sales offices in New York City, Chicago, Dallas, Southern California, Atlanta and Macon. The Company has a salaried sales force (including support personnel) of approximately 100 people. Compensation of the salaried sales force includes salary and performance-based bonuses. The Company also utilizes independent sales representatives for certain of its products.

          The Company's customers consist primarily of department stores, national retail chains and mass merchants as well as hotels, hospitals, linen service companies and others serving the hospitality market. The Company's ten largest customers accounted for approximately 38% of net sales in 1995, 1994 and 1993. In 1995, net sales to the Company's ten largest customers were approximately $150.5 million, or 38.6% of its net sales, compared to approximately $176.9 million, or 38.5% of its net sales, for 1994. Of these, one customer, J.C. Penney, accounted for approximately 11.5% and 10.5% of net sales in 1995 and 1994, respectively.

          The Company supplies a number of diverse product programs to each of its major customers. The purchasing decisions within a product program are generally not interdependent and, as is common in the industry, the Company has no long-term supply agreement with any of its major customers. Product programs are developed specifically for the customer and are typically carried for a period of one to three years.

Competition

          The textile market is highly competitive, with the degree of competition varying among the Company's product lines.

          The Company competes with many companies for sales of Bedding and Terry products. Its primary competition comes from three of the largest home furnishing textile companies: WestPoint Stevens Inc. ("West Point"), Springs Industries, Inc. ("Springs"), and Fieldcrest Cannon, Inc. ("Fieldcrest"). These competitors are larger than the Company and market a broader array of textile products than the Company. In marketing such products for consumer use, the Company competes primarily on the basis of styling, service and, to a lesser extent, price and by providing customers with specialized offerings such as licensed products and various "concept" selling programs. In sales to the hospitality market, the Company competes by offering timeliness of delivery and a broad array of styles and fabrics at competitive prices.

          A large number of weaving companies are involved in the production and sale of apparel fabrics. However, the number producing chambray, the Company's principal apparel fabric, is much smaller. The Company estimates that four firms, including the Company, Spartan Mills, Greenwood Mills and Dan River Mills, Inc., account for a majority of the sales in the chambray market. The Company believes it competes by being very service oriented, offering customers both

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finished roll stock for immediate shipment and semi-finished roll stock which can be readily converted in accordance with customer specifications.

          The Company competes with a variety of firms in the manufacture and sale of engineered yarns and fabrics. Many competitors are divisions of non-textile manufacturers such as chemical companies or end-users such as tire companies. Competition for Engineered products is based on being able to meet required technical specifications, quality, price and service.

          Management of the Company does not believe that competition from foreign manufacturers has been a significant factor within the Company's principal lines of business. Foreign textile manufacturers have generally concentrated their U.S. marketing efforts on finished apparel products rather than on the types of products manufactured and sold by the Company. However, the Company does face competition from foreign manufacturers in the sale of lower thread-count sheets and towels targeted for the hospitality market, especially lower quality textile products supplied to certain health care institutions and commercial linen suppliers. In response, the Company has concentrated its sales efforts on hotels, hospitals and other institutions which require high level customized quality production, timeliness of delivery and a broad array of styles and fabrics.

Raw Materials

          The Company's operations require substantial quantities of cotton and man-made fibers, both of which have been and are expected to continue to be available in sufficient supply from a wide variety of sources. The Company is not dependent on any one supplier as a source of raw materials. The Company's general procedure is to match cotton purchases with anticipated production requirements. However, when management concludes that a certain grade of cotton may be in short supply or that prices may be substantially higher in the near term, the Company will buy additional cotton for future delivery. Although the Company has always been able to acquire sufficient supplies of cotton for its operations in the past, any shortage in the cotton supply by reason of weather, disease or other factors could adversely affect the Company's operations.

          The price of man-made fibers such as polyester is influenced by demand, manufacturing capacity and costs, petroleum prices, cotton prices and the price of polymers used in producing man-made fibers. Any significant prolonged petrochemical shortages could significantly affect the availability of man-made fibers and cause a substantial increase in demand for cotton, resulting in decreased availability and, possibly, increased price. The Company also utilizes substantial quantities of dyes and chemicals. Dyes and chemicals also have been and are expected to continue to be available in sufficient supply from a wide variety of sources.

Seasonality

          Demand for certain of the Company's products is affected by, among other things, the relative strength or weakness of the retail sales industry. The Company's third and fourth fiscal quarters (July through December) are generally its strongest sales periods due to increased consumer spending during these periods, although this seasonal effect is partially offset by the absence of seasonality in the Company's sales of sheets, towels and damask table linen to the

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hospitality market. The seasonal nature of the Company's business requires the
Company to increase its inventory of certain items to meet the seasonal demand.

Backlog

          The Company's backlog of unfilled customer orders was approximately $33,652,000 at August 31, 1996 as compared with approximately $37,469,000 at August 31, 1995.

Employees

          The Company employed approximately 5,100 people on September 21, 1996. Of these employees, approximately 4,800 were employed in manufacturing, 100 in sales and 200 in administration. Approximately 1,250 employees at the Company's Roanoke Rapids, North Carolina facilities are covered by a collective bargaining agreement which expires February 1, 1997. The Company believes that its employee relations are satisfactory.

Manufacturing Facilities

          The Company's manufacturing process primarily involves the following operations: (i) spinning raw cotton and polyester into yarn; (ii) weaving yarn into fabric; (iii) finishing the fabric; (iv) cutting and sewing and (v) packaging and distributing the product.

          The Company produces its greige (unfinished) goods for Bedding at integrated spinning and weaving plants located in Columbus, Georgia and Greenville, South Carolina and for Apparel at its spinning and weaving plant located in Columbus, Georgia. Greige goods for Bedding and Apparel are bleached, dyed and printed at one of the Company's two finishing plants located in Juliette, Georgia and Brookneal, Virginia. Cut and sew operations and packaging for Bedding are performed at the Company's three cut and sew facilities located in Fort Valley and Sargent, Georgia and Brookneal, Virginia.

          The Company's four plants located in Roanoke Rapids, North Carolina produce Terry goods and damask table linen products. These plants are integrated spinning, weaving, bleaching, dyeing and finishing, fabricating and packaging operations. The Roanoke Rapids plants are highly automated and are capable of manufacturing a wide variety of table linen products and towel and other Terry products with a high degree of efficiency and quality control. Distribution for these products is performed at the Company's distribution facility located in Roanoke Rapids, North Carolina.

          All of the Company's Engineered products are manufactured at the Porterdale, Georgia facility. Fabrics and yarns are treated to enhance rubber adhesion and other physical property qualities in accordance with customer specifications.

          For more information about the Company's facilities, see "Item 3, Properties."

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Environmental and OSHA Considerations

          Since 1970, a wide variety of federal, state, local and foreign environmental laws, regulations and ordinances have been, and continue to be, adopted and amended.

          Some of these laws, regulations and ordinances hold current owners or operators of land or businesses liable for their own and for previous owners' or operators' releases of hazardous substances. Because of its operations and the operations of previous owners or operators of certain of its properties and by predecessor owners of certain of the businesses, and the use, production and discharge of certain substances at its facilities, the Company is affected by these laws and regulations. Various of the Company's facilities have experienced some level of regulatory scrutiny in the past and are or may be subject to further regulatory inspections or future requests for investigation.

          At the Abbeville facility in South Carolina (which is now closed), the Company has been working with the South Carolina Department of Health and Environmental Control to identify the source of low levels of freon and certain other volatile organic compounds ("VOCs") which were found in a water supply well located on-site. As a result of the Company's investigation of this matter, the Company has initiated a lawsuit against WestPoint Stevens regarding potential migration of contaminants to the Company's facility from an off-site dump which had been owned by WestPoint Stevens.

          At the Company's building in Macon, Georgia, the State of Georgia required a groundwater investigation and remediation relating to the presence of VOCs in the groundwater underlying the facility. Monitoring wells and a pump and treatment system utilizing an air stripper were installed. Additional pumping wells were also added to control the migration off-site of impacted groundwater. The State of Georgia notified the Company that the facility would not be listed on the Georgia List of Hazardous Sites. Therefore, the Company does not believe that material expenditures for this site will be incurred under the Georgia Hazardous Sites Program. However, there can be no assurance that the Company will not incur costs under some other program or law with respect to this matter.

          In connection with the removal of former underground storage tanks, in November 1993, at the Roanoke No. 2 Plant in North Carolina, the Company discovered the presence of petroleum constituents in soils and groundwater. The presence of these constituents in soils and groundwater was reported to the State of North Carolina. At the State's direction, impacted soils were taken off-site for treatment. No active on-site remediation is being required by the State at this time.

          The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 ("CERCLA") (commonly known as Superfund), provides for responses to and liability for releases of hazardous substances into the environment. These obligations are imposed on the current owner or operator of a facility, the owner or operator of a facility at the time of the disposal of hazardous substances at the facility, on anyone who arranged for the treatment or disposal of hazardous substances at the facility, and on any person who accepted hazardous substances for transport to a facility selected by such person. Generally, liability to the government under CERCLA is joint and several.

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          The Company has been named as one of several hundred third-party defendants in connection with litigation relating to the Keystone Sanitary Landfill (located in Adams County, Pennsylvania), a federal Superfund matter. The Company is alleged to have disposed of 1,800 cubic yards of material at this site. The United States Environmental Protection Agency reportedly has estimated the total volume of wastes allegedly disposed of at the site by viable potentially responsible parties to be in excess of a half a million cubic yards. The Company disputes its allocated volume, the toxicity of its waste and further contends that its share of responsibility, if any, is minimal. Given the large number of potentially responsible parties and the low volume of waste allocated to the Company (even if correct), the Company does not believe that it will incur material costs in connection with this matter.

          The Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Safe Drinking Water Act, the Emergency Planning and Community Right to Know Act, each as amended, and similar state or local counterparts to these federal laws, regulate air emissions, water discharges, hazardous substances and wastes and require public disclosure related to the use of various hazardous substances. The Company's operations are also governed by laws and regulations relating to workplace safety and worker health, primarily the Occupational Safety and Health Act and regulations thereunder. While the Company believes it is in substantial compliance with these laws and regulations, from time to time the Company receives from various government agencies notifications or complaints that allege violation of requirements which the Company then works to resolve. Except with respect to the Brookneal facility matters described below, no such notice is outstanding and unresolved for which the Company expects to incur material costs. Compliance with environmental laws and regulations also may require the acquisition or modification of permits or other authorizations for certain activities and compliance with various standards or procedural requirements.

          In February, 1996, the Company entered into a Special Order on Consent ("Order") with the Virginia Water Control Board in connection with its wastewater discharge permit at the Brookneal, Virginia facility. The Order requires the Company to undertake certain activities including upgrading its wastewater treatment facilities. The Company estimates that the cost of complying with the Order, including the construction of new wastewater treatment facilities, will be approximately $2,000,000 to be incurred over the next four years. Pursuant to the Order, the Commonwealth of Virginia also agreed that the Company could perform closure of the existing wastewater treatment systems and groundwater remediation relating thereto under the Virginia Voluntary Remediation Program. On April 10, 1995, the Company had entered into a Voluntary Remediation Agreement with Virginia providing for the investigation and on-site remediation of groundwater and soils. The Company presently estimates that this remediation would cost less than $200,000 although further investigation is ongoing.

          In addition, while the Company believes that its facilities are in substantial compliance with current regulatory standards applicable to air emissions, several of its facilities will be required to obtain new operating permits under the Clean Air Act Amendments of 1990 ("CAAA"). The Company is currently preparing Title V permit applications under the CAAA with respect to the facilities at Juliette, Georgia and Brookneal, Virginia and has submitted a Title V permit application for three of the plants at Roanoke Rapids, North Carolina. Synthetic minor permit

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applications have been submitted for the facilities at Roanoke No. 2, Roanoke
Rapids, North Carolina, Columbus and Porterdale, Georgia and Greenville, South Carolina. The Company also is preparing an application for a new wastewater discharge permit at the Porterdale, Georgia facility. At this time, the Company cannot estimate when other new air or wastewater standards will be imposed or what technologies or changes in processes the Company may have to install or undertake to achieve compliance with any applicable new requirements at these or its other facilities. However, the Company does not believe that such expenditures are likely to be material.

          The Company's capital expenditures for environmental matters were approximately $73,000 in 1995. The Company has budgeted approximately $225,000 for environmental capital expenditures in 1996 and $1,463,000 during 1997 to maintain compliance. See "Item 2, Financial Information -- Management's Discussion and Analysis of Financial Condition and Result of Operations."

Corporate History

          The Company was organized as a Delaware corporation in June, 1996. The Company (formerly known as The New Bibb Company) is the successor to Old Bibb as a result of the Merger. Upon consummation of the Reorganization and Merger, the Company was renamed The Bibb Company. Unless the context otherwise requires, the "Company" means The New Bibb Company, Old Bibb (formerly The NTC Group, Inc.), and its predecessor, The Bibb Company, a Georgia corporation.
The Company has been engaged in the manufacturing and marketing of textile products since 1876.

Negotiations with Creditors; Reorganization under the Plan

          Beginning in the second quarter of 1995, following Old Bibb's failure to meet certain of its interest payment obligations, representatives of Old Bibb met with representatives of certain holders of Old Bibb's 14% Senior Subordinated Notes due 1999 and 13.875% Senior Subordinated Notes due 1999 (collectively, the "Old Subordinated Notes"), who had formed a steering committee (the "Steering Committee") to discuss the possibility of restructuring Old Bibb's indebtedness.

          Beginning in May, 1995, Old Bibb entered into a series of forbearance agreements with the group of creditors led by Citibank, North America, Inc., as agent (the "Banks"), in which the Banks agreed to, among other things, forbear from exercising their rights with respect to certain events of default under Old Bibb's Credit Agreement dated as of August 4, 1993 as amended, (the "Old Credit Agreement") through the filing of Old Bibb's bankruptcy petition.

          Until February, 1996, representatives of Old Bibb engaged in extensive discussions and negotiations regarding the terms and conditions of a restructuring or reorganization of Old Bibb's outstanding indebtedness with the Steering Committee.

          Old Bibb and each of the specified holders of the Old Subordinated Notes of the Company and NTC Group, Inc. entered into a Restructuring Agreement dated as of February 1, 1996 (the "Restructuring Agreement"). The Restructuring Agreement provided, among other things, that the members of the Steering
Committee: (i) would vote for acceptance of a Plan of Reorganization of

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Old Bibb (the "Plan") to be entered into with respect to all Old Subordinated
Notes owned by such member of the Steering Committee and, accordingly, would tender to Old Bibb an executed and properly-completed ballot in favor of acceptance of the Plan; (ii) would not withdraw or otherwise revoke the ballot referred to in clause (i) above; and (iii) would not vote for or otherwise consent to any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage consummation of the Plan, including, but not limited to, any vote for or recommendation in favor of any alternative plan of reorganization not proposed by Old Bibb under the Bankruptcy Code.

          On July 3, 1996, following receipt of approval by the requisite creditors and securityholders of Old Bibb for a "prepackaged" bankruptcy reorganization, Old Bibb filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On September 12, 1996, the Bankruptcy Court issued an order confirming the Plan. The Plan was consummated on September 27, 1996 (the "Effective Date").

Principal Provisions of the Plan

          On the Effective Date and pursuant to the Plan, the following events, among other things, occurred:

                 (i) The Loan and Security Agreement dated as of September 12, 1996, by and among Congress Financial Corporation (Southern), as agent, ("Congress") and the lenders party thereto (Congress and the lenders are collectively referred to herein as the "New Banks") and the Company (the "New Credit Agreement") became operative, thereby providing the Company with a source of financing. On the Effective Date, all outstanding indebtedness to the Banks relating to pre-Effective Date obligations arising under the Old Credit Agreement was repaid (or, in the case of then-outstanding letters of credit, cash collateralized) in full.

                 (ii) Each holder of the Company's outstanding 14% Senior Subordinated Notes and 13.875% Senior Subordinated Notes became entitled to receive 59.9177745 and 57.5877576 shares, respectively, of the Company's Common Stock, $.01 par value per share (the "Common Stock") for each $1,000 principal amount of Old Subordinated Notes held by such holder (the right to receive distributions with respect to all Old Subordinated Notes represents in the aggregate approximately 9,500,000 shares, or 95% of the Common Stock, assuming all Old Subordinated Notes are exchanged, as of the Effective Date).

                 (iii) Each holder of pre-Merger common stock, (the "Old Common Stock" or "Old Equity Interests") became entitled to receive, in exchange for each share of Old Common Stock, 50.9511043 shares of Common Stock (the right to receive distributions with respect to all Old Equity Interests represents in the aggregate approximately 500,000 shares, or 5% of the Common Stock, assuming all shares of Old Common Stock are exchanged, as of the Effective Date).

The New Credit Agreement

     Set forth below is a summary of the terms and provisions of the New Credit Agreement. Such summary does not purport to be complete and is qualified in its entirety by reference to the New Credit Agreement.

     A.   Available Borrowings
          --------------------

     As part of the New Credit Agreement, the Company is entitled to borrow up to a maximum of $110 million principal amount (and up to a maximum of $115 million principal amount during the months of July through November in each calendar year). The borrowings under the New Credit Agreement are in the form of a term loan and revolving loans (including letters of credit of up to $15 million). Borrowings are in the form of a term loan of $25 million, and the remainder of such borrowings are in the form of revolving loans available to the extent that a sufficient borrowing base is present. The borrowing base for revolving loans is equal to a specific percentage of eligible receivables and eligible inventory in which the New Banks would have a perfected first priority security interest subject to applicable reserves.

     B.   Interest
          --------

     Borrowings under the New Credit Agreement bear interest at a rate per annum equal to, either one (1%) percent per annum above the rate announced from time to time by CoreStates Bank, N.A. as its "prime rate" and increase or decrease by an amount equal to each increase or decrease in such prime rate, effective as of the first day of the month after any such change, or, at the Company's option, a rate of three and one-quarter percent (3.25%) per annum above the Adjusted Eurodollar Rate used by the Agent, subject to the Agent's customary terms applicable to Eurodollar rate-based loans for interest periods of one, two or three months duration as selected by the Company ("Eurodollar Rate Loans"). The Adjusted Eurodollar Rate is calculated based on the average of rates of interest per annum at which CoreStates Bank, N.A. is offered deposits of U.S. dollars in the London interbank market for the applicable interest period, adjusted by the reserve percentage prescribed by governmental authorities as determined by the Agent. The maximum amount of the Eurodollar Rate Loans at any time shall not exceed eighty percent (80%) of the daily average of the principal amount of the loans which is anticipated will be outstanding during the applicable interest period. After maturity or an event of default under the New Credit Agreement or the termination, interest on all loans shall be increased by two percent (2%) per annum above the pre-default rates referred to above. Interest on Eurodollar Rate Loans shall be subject to reduction based upon certain financial performance.

     C.   Maturity
          --------

     The New Credit Agreement is for a minimum term of three (3) years, expiring on September 27, 1999, subject to one-year extensions, unless terminated by the New Banks or the Company. The New Credit Agreement shall be subject to earlier termination upon an event of default.

     D.   Optional Prepayments; Mandatory Repayments
          ------------------------------------------

     Under the New Credit Agreement, the Company may repay during the initial three years of the facility all borrowings in full upon payment of specified premiums not to exceed 1% of the amount of the then-existing facility. The foregoing premiums are subject to specified reductions in the event of a sale of the Company (by way of all of the Company's stock or substantially all of the Company's assets). The term loan under the New Credit Agreement shall amortize monthly in an amount equal to 1/84th of the original amount of the term loan, with the unpaid balance due upon termination or maturity of such facility.

     E.   Security
          --------

     As security for its obligations under the New Credit Agreement, the Company granted to the New Banks first priority security interests in substantially all of the assets of the Company, including its receivables.

     F.   Covenants
          ---------

     The New Credit Agreement contains numerous restrictive financial and other covenants, including: (i) restrictions on the incurrence of indebtedness and liens; (ii) restrictions on mergers, acquisitions, asset sales and transactions with affiliates; (iii) restrictions on dividends and distributions; (iv) restrictions on capital expenditures; and (v) financial tests, including, among others, those measuring the Company's debt service coverage ratio, change in minimum net worth, working capital ratio and minimum operating cash flow.

     G.   Events of Default
          -----------------

     The New Credit Agreement contains certain standard events of default which include: (i) failure to pay any principal of a note or letter of credit obligation when due or any interest when due; (ii) any representation or warranty made by the Company to the New Banks being false in any material respect when made; and (iii) default in the observance of certain post-confirmation provisions or agreements of the New Credit Agreement. If an event of default occurs, the New Banks may declare all or a portion of the amounts owing under the New Credit Agreement to be immediately due and payable.

Accounting for Restructuring

      The Company will account for the restructuring described herein using the principles of "fresh start" reporting as required by SOP No. 90-7. Pursuant to such principles, the Company's assets and liabilities are revalued as of the Effective Date and the assets are stated at their reorganization value (the "Reorganization Value"), which is defined as the value of the Company before considering liabilities.

      The restatement of the Company's assets and liabilities, referred to as "fresh-start" reporting, applies the following principles:

           (1) The Company's Reorganization Value is allocated to its assets as though the Company had been acquired in a transaction reported using the purchase method, under which specific tangible assets and identified intangible assets of the Company are adjusted to their fair market values. If any portion of the Reorganization Value cannot be attributed to specific tangible or identified intangible assets, such portion is reported as an intangible asset identified as "reorganization value in excess of amounts allocable to identifiable assets," and such excess would then be amortized in accordance with applicable financial reporting procedures.

           (2) Each liability existing on the Effective Date, other than deferred taxes, is stated at the present value of the future amounts to be paid thereon as determined by discounting such payments at an appropriate current interest rate, if material.

           (3) Deferred taxes are reported in conformity with generally accepted accounting principles. When realized, benefits from pre-confirmation net operating loss carryforwards reduce the reorganization value in excess of amounts allocable to identifiable assets and other intangibles until such excess is exhausted and thereafter are reported as a direct addition to paid-in capital.

           (4) Changes in accounting principles that will be required in the Company's financial statements within the twelve months following the adoption of "fresh-start" reporting should be adopted at the time the fresh-start reporting is adopted.

     Adopting fresh-start reporting in essence results in a new reporting entity with no beginning retained earnings or deficit.

Recent Developments

  Appointment of President and Chief Executive Officer

     In August, 1996, Michael L. Fulbright was appointed to serve as President and Chief Executive Officer of Old Bibb. See "Item 5. Directors and Executive Officers" contained herein.

 Appointment of Directors

     Immediately prior to the Merger, C. Scott Bartlett, Jr., Marvin B. Crow, Michael L. Fulbright, Irwin N. Gold, Stewart M. Kasen, George A. Poole, Jr. and James A. Williams were appointed to the Company's Board of Directors. See "Item 5. Directors and Executive Officers" contained herein.

Risk Factors

     In addition to the following considerations, the Company's business and financial condition are dependent on the factors described under "Item 1, Business--Description of the Business," including those matters pertaining to the availability and the price of raw materials, the seasonality and cyclicality of the Company's business and competitive factors.

 Absence of Public Market

     The Company's Common Stock is not currently listed or admitted to unlisted trading privileges on a national securities exchange or included for quotation through an inter-dealer quotation system of a registered national securities association. The Company also is not aware of any dealer or "market maker" in the Common Stock and, consequently, the trading market for such securities is limited. On September 18, 1996, the Company filed a preliminary application with The Nasdaq Stock Market to list the Common Stock on the Nasdaq National
Market, which was approved on [          ] subject to the satisfaction of
certain listing requirements. Notwithstanding the foregoing, the Company is unable to predict whether a more active trading market for the Common Stock will develop. Even if such a market does develop, due to industry and other conditions beyond the control of the Company, there can be no assurance that such a market would continue to exist.

     In addition, holders of Common Stock who are deemed to be "underwriters" as defined in subsection 1145(b) of the Bankruptcy Code or who are otherwise deemed to be "affiliates" of, or persons who exercise "control" over, the Company within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), are unable to freely transfer or sell their shares of Common Stock, except pursuant to an effective registration statement or in reliance on an available exemption from registration under the Securities Act and under equivalent state securities or "blue sky" laws.

 Capital Expenditure Needs

     The Company anticipates it will make significant capital expenditures in the near term to modernize its facilities and reduce operating costs. Capital expenditures are budgeted to be approximately $9 million in 1996 and approximately $17 million in 1997, although the Company may seek to finance a portion of its facility modernization program through operating leases or vendor financing. The Company also intends to pursue additional projects, with the intention of financing those projects through operating leases. There can be no assurance that the Company will be able to fund these capital requirements sufficiently to remain competitive.

 Secured Debt; Ability to Refinance

     Although completion of the Reorganization has significantly reduced the Company's debt service obligations, the Company's indebtedness pursuant to the New Credit Agreement is substantial in relation to its stockholders' equity. Although no assurances can be given, the Company believes that sufficient cash flow will be generated to meet the Company's operating requirements. However, it is not anticipated that the operations of the Company will generate funds sufficient to pay the entire principal amount due under the New Credit Agreement at maturity. Accordingly, satisfaction of the principal amount of the indebtedness under the New Credit Agreement at maturity will depend in part on the ability of the Company to refinance this facility at maturity, or to raise sufficient capital from other sources to make such payment. However, there can be no assurance that any such refinancing or additional capital can be obtained, or that, if obtained, it will be on terms favorable to the Company and will yield sufficient proceeds to meet the Company's obligations.

     The Company's significant leverage also could limit its ability to withstand competitive pressures and adverse economic conditions, to make acquisitions or to take advantage of significant business opportunities that may arise.

 Competition

     The markets for the Company's products are highly competitive. The Company's products compete with those of a substantial number of companies, many of which are larger and have resources, financial or otherwise, substantially greater than those of the Company. There can be no assurance that the Company will be able to compete effectively with these companies. See "Item 1, Business -- Competition."

 Significance of the Retail Sales Industry

     A significant portion of the Company's sales are made to customers in the retail sales industry. Customers consist primarily of national retail chains, such as J.C. Penney and Sears, mass merchants, such as Wal-Mart, K-Mart and Target, and department stores which resell to customers at the retail level. Demand for certain of the Company's products is affected by, among other things, the relative strength or weakness of the retail sales industry.

 Environmental Risks

     The Company's operations and properties are subject to federal, state and local laws, rules, regulations and ordinances relating to the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes. The nature of the Company's current and historic operations and that of previous owners and operators of certain of its properties and businesses exposes it to the risk of claims with respect to environmental matters and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims or matters.

     Based upon the Company's experience to date, the Company believes that the future cost of compliance with existing environmental laws, rules, regulations and ordinances will not have a material adverse effect on the Company's business or financial position. However, future events, such as changes in existing laws and regulations or their interpretation, may give rise to additional compliance costs or liabilities that could have a material adverse effect on the Company's results of operations and financial condition. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws, may require additional expenditures by the Company which may be material. See "Item 1, Business -- Environmental and OSHA Concerns."

 Raw Materials

     One of the principal raw materials used by the Company in the manufacture of its products is cotton in various grades and staple lengths. Because the price of cotton fluctuates over time, the Company is subject to the risk of increased cotton prices that may adversely impact the cost of production and cash flows. See "Item 1, Business -- Raw Materials."

 Labor Considerations

     Approximately 25% of the Company's employees, who are located at Roanoke Rapids, North Carolina, are represented by a labor union with which the Company has a collective bargaining agreement. The Company's current union contract expires February 1, 1997. The Company believes that its wage rates are competitive with other unionized competitors and that its relations with its employees and with its labor unions are generally good. However, there can be no assurance regarding the impact of any future labor contract negotiations on the Company's operating results or operating efficiencies or that work stoppages will not occur in the future in connection with labor negotiations or otherwise. In addition, the Company cannot predict the extent to which labor contracts negotiated in the future by the Company's competitors will influence the Company's labor negotiations in the future. See "Item 1, Business -- Employees."

 Dividends

     The Company does not anticipate having funds available in the foreseeable future to pay cash dividends on any shares of Common Stock. Moreover, the New Credit Agreement prohibits the payment of cash dividends on Common Stock until after the payment in full of the loans made thereunder. See "Item 1, Business -- Corporate History--The New Credit Agreement."

Item 2.  Financial Information

Selected Financial Data

     The following selected historical consolidated financial data of the Company for the fiscal years 1991 through 1995 have been derived from the audited financial statements of the Company. The selected historical consolidated financial data for the six month periods ended July 1, 1995 and June 29, 1996, and as of July 1, 1995 and June 29, 1996, have been derived from unaudited consolidated financial statements of the Company. The following data should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto provided as Item 13 of this Registration Statement and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

                                THE BIBB COMPANY
                            SELECTED FINANCIAL DATA
                       (In Thousands, Except Share Data)

                                                                    YEAR END


                                             1995        1994       1993            1992       1991
                                        --------------------------------------------------------------
Income Statement Data
Net Sales                                 $ 389,998   $ 459,192   $487,892        $429,896   $381,408

Cost of Sales                               366,040     432,235    410,713         369,751    332,410
                                          ---------   ---------   --------        --------   --------
Gross Profit                                 23,958      26,957     77,179          60,145     48,998
Selling and Administrative Expenses          34,538      41,765     43,134          38,893     34,621
Financial Restructuring Advisory Fees         1,592           0          0               0          0
Management Fee to NTC(a)                      3,368       4,000      4,000           4,000      3,896
                                          ---------   ---------   --------        --------   --------
Operating (Loss) Profit                     (15,540)    (18,808)    30,045          17,252     10,481

Interest Expense
          Senior Debt                        (5,627)     (4,095)    (3,495)         (4,131)    (3,693)
          Subordinated Debt                 (22,299)    (22,284)   (22,110)        (22,784)   (22,357)
Interest Income from Woods                    1,172       1,174        586               0      2,348
Loan Fee Amortization and Expense            (2,486)     (1,795)    (1,847)         (1,479)    (1,551)
Gain on Sale of Investments                       0           0      3,182   (b)         0          0
Other, net                                   (2,811)     (2,108)    (1,275)            410       (609)
                                          ---------   ---------   --------        --------   --------

Income (Loss) (d)
          Before Extraordinary Item         (47,591)    (47,916)     5,086         (10,732)   (15,381)
Extraordinary Item
          Loss from Retirement of Debt
           in Connection                          0           0       (738)              0          0
           with Refinancing               ---------   ---------   --------        --------   --------
Net Income (Loss) Available for Common    $ (47,591)  $ (47,916)  $  4,348        $(10,732)  $(15,381)
 Stockholders                             =========   =========   ========        ========   ========

Net Income (Loss) per Common Share          ($4,957)    ($4,991)  $    453         ($1,118)   ($1,602)
Cash Dividends Declared per Common Share          0           0          0               0          0
Depreciation and Amortization                15,644      14,283     12,239          12,292     11,196
 (exclusive of loan fee amortization)
Capital Expenditures                          5,489      11,129     13,807           9,245     20,578

Balance Sheet Data (at end of period)
Current Assets                            $  98,134   $ 118,921   $127,354        $167,802   $146,195
Current Liabilities                         289,265     259,296     57,252          52,614     46,495
Working Capital                            (191,131)   (140,375)    70,102         115,188     99,700

Property, Plant and Equipment, net           77,414      85,024     88,064          86,560     89,580

Investment in Woods                          15,270      14,098     14,924          19,898     19,898
Total Assets                                198,638     228,171    238,104         279,638    261,158
Long Term Debt, Less Current Maturities           0      11,000    175,353         225,542    202,550
Stockholders' (Deficit) Equity              (90,627)    (42,125)     5,499           1,482     12,113

                                                   SIX MONTHS ENDED
                                        -----------------------------------
                                          June 29, 1996        July 1, 1995
                                           (unaudited)          (unaudited)
                                        -----------------------------------
Income Statement Data
Net Sales                                     $ 169,038           $ 201,457

Cost of Sales                                   152,215             188,407
                                              ---------           ---------
Gross Profit                                     16,823              13,050
Selling and Administrative Expenses              16,888              17,634
Financial Restructuring Advisory Fees               434                 291
Management Fee to NTC(a)                          1,328               2,000
                                              ---------           ---------
Operating (Loss) Profit                          (1,827)             (6,875)

Interest Expense
          Senior Debt                            (2,484)             (2,793)
          Subordinated Debt                     (11,148)            (11,149)
Interest Income from Woods                          586                 586
Loan Fee Amortization and Expense                  (564)             (1,215)
Gain on Sale of Investments                       3,685   (c)             0
Other, net                                         (996)             (1,559)
                                              ---------           ---------

Income (Loss) (d)
          Before Extraordinary Item             (12,748)            (23,005)
Extraordinary Item
          Loss from Retirement of Debt
           in Connection                              0                   0
           with Refinancing                   ---------           ---------
Net Income (Loss) Available for Common        $ (12,748)          $ (23,005)
 Stockholders                                 =========           =========

Net Income (Loss) per Common Share              ($1,328)            ($2,396)
Cash Dividends Declared per Common Share              0                   0
Depreciation and Amortization                     6,392               7,561
 (exclusive of loan fee amortization)
Capital Expenditures                              1,965               2,999

Balance Sheet Data (at end of period)
Current Assets                                $ 104,873           $ 118,547
Current Liabilities                             305,334             289,244
Working Capital                                (200,461)           (170,697)

Property, Plant and Equipment, net               74,013              81,673

Investment  in Woods                             15,621              14,684
Total Assets                                    201,959             224,153
Long Term Debt, Less Current Maturities               0                   0
Stockholders' (Deficit) Equity                 (103,375)            (65,091)


                       Notes to Selected Financial Data

(a) Prior to February 1, 1996, pursuant to a Management Services Agreement (the "Management Services Agreement") between the Company and NTC Group, Inc. ("NTC"), NTC received fees equal to 2% of the Company's average month-end equity book value plus interest-bearing debt. Pursuant to the Restructuring Agreement, during the period between February 1, 1996 and the Effective Date, NTC was entitled to receive management fees under the Management Services Agreement equal to $141,633 per month. See "Item 7 -- Management Services Agreement".

(b) During the year ended January 1, 1994, the Company sold its investment in an unconsolidated subsidiary. See Note 2 to the Consolidated Financial Statements.

(c) On December 21, 1989, the Company received $11,388,000 in principal amount under a note receivable owed to the Company by TB Woods Incorporated ("Woods"), which was an affiliate of the Company. In 1991, the Company readvanced $5,644,000 to Woods under the note receivable. In 1993, Woods repaid the Company $5,560,000 and the remaining principal was restructured to include two new notes and a warrant, pursuant to which the Company acquired 375,000 shares of common stock of Woods' parent corporation. In August 1994, one of those notes for $2,000,000 was paid in full. During the first quarter of 1996 the Company sold the shares of stock in an underwritten public offering in which it received net proceeds of $4,185,000. See Note 9 of the Consolidated Financial Statements.

(d) Prior to the Merger, the Company was an "S" Corporation under the Internal Revenue Code. Because all items of income, expense and credit of an "S" Corporation generally pass through to its stockholders, the Company did not pay federal income taxes or certain state and local income taxes during the period it was an "S" Corporation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

 General

     The following discussion and analysis of the financial condition and the results of operations should be read in conjunction with the Section herein entitled "Selected Financial Data" and the Consolidated Financial Statements of the Company and the notes thereto provided as Item 13 of this Registration Statement. The Company's fiscal year ends on the Saturday nearest December 31. References herein to a "fiscal" year mean the Company's 52- or 53-week fiscal year, ending on the Saturday nearest December 31.

 Results of Operations

 Six Months Ended June 29, 1996 Compared to Six Months Ended July 1, 1995.

     Net sales for the six months ended June 29, 1996 were $169,038,000. Net sales for the six months decreased $32,419,000 or approximately

16.1%. Sales were lower than the comparable prior year six month period due to
(i) the Company's decision to de-emphasize its marketing and sales of lower-margin commodity bedding and terry products, and (ii) weaker demand for bedding products during the latter portion of the second quarter.

     Gross profit for the six months was $16,823,000 (10% of sales), an increase in absolute dollars of $3,773,000 from $13,050,000 (6.5% of sales) for the comparable prior year six month period. The gross profit percentage for the six month period benefited from a shift in product mix toward higher-margin products, consistent with the Company's decision to de-emphasize its presence in commodity bedding and terry products. The margin improvement from the shift in product mix was partially offset by weaker demand for bedding products during the second quarter of 1996.

     Selling, general and administrative expenses for the six month period were $17,322,000 and decreased by $603,000 from the comparable prior year six month period.

     The operating profit for the six month period was a loss of $1,827,000 compared to a loss of $6,875,000 for the comparable prior six month period, representing an improvement of $5,048,000.

     Interest expense, including both senior and subordinated borrowings, decreased $310,000 for the six month period over the comparable prior year six month period. Interest expense decreased due to lower outstanding senior borrowings.

     Gain on sale of investments of $3,685,000 in the first six months of 1996 resulted from the sale by the Company of shares of stock of Woods' parent as part of the latter company's initial public offering.

For the six month period, the Company had a net loss of $12,748,000 compared to a net loss of $23,005,000 for the comparable prior year six month period.

 Fiscal 1995 Compared to Fiscal 1994.

     Net sales for 1995 were $389,998,000 compared to $459,192,000 for the prior year, a decrease of $69,194,000 or 15.1%. Sales were lower than the prior year due to (i) the Company's decision to de-emphasize its marketing and sales of lower-margin commodity bedding and terry products, (ii) lower shipments of bedding products during July caused by a computer systems conversion, and (iii) weaker demand for products from the Apparel group.

     Gross profit for 1995 was $23,958,000 compared to $26,957,000 for the prior year, a decrease of $2,999,000. Gross profit as a percentage of net sales increased to 6.1% for 1995 from 5.9% for the prior year. The improvement in the gross profit percentage resulted from improved manufacturing productivity and offset several significant adverse factors, including (i) record cotton costs experienced during the second half of 1995, (ii) costs incurred to close out discontinued commodity bedding and terry products, and (iii) costs incurred to shut two manufacturing facilities and one distribution facility and to downsize other continuing facilities.

     Selling and administrative expenses were $36,130,000 for 1995 compared to $41,765,000 for the prior year, a decrease of $5,635,000. Selling and administrative expenses as a percentage of net sales increased to 9.3% for 1995 from 9.1% for the prior year. The 1995 expenses declined in absolute dollars in conjunction with the downsizing of the Company's sales base. The 1995 expenses also included advisory costs associated with the financial restructuring.

     As a result of the above factors, operating loss for 1995 decreased to $15,540,000 from $18,808,000 in the prior year.

     Interest expense was $27,926,000 in 1995 compared to $26,379,000 in the prior year. Payments in the amount of $2,859,000 in 1995 and $2,107,000 in 1994 made to the purchasers of trust certificates issued in connection with the Company's accounts receivable securitization program (the "Receivables Trust") are included in Other, Net. Interest expense and Other, Net increased due to increases in interest rates.

     As a result of the above factors, net loss decreased to $47,591,000 from $47,916,000 in the prior year.

 Fiscal 1994 Compared to Fiscal 1993.

     Net sales for 1994 were $459,192,000 compared to $487,892,000 for the prior year, a decrease of $28,700,000 or 5.9%. The Company's performance in 1994 was affected by a faster than anticipated decline in sales of juvenile licensed bedding products, particularly licensed bedding products bearing the Barney theme and character, compared with the prior year period. This decline in juvenile sales resulted in a decline in overall sales and high close out and other inventory related losses. Increased sales of lower margin promotional consumer products partially offset the decline in juvenile products sales. Net sales were also adversely affected by heavy rains and flooding in Central Georgia in the first week of July 1994, which interrupted operating and shipping schedules.

     Gross profit for 1994 was $26,957,000 compared to $77,179,000, a decrease of $50,522,000 or 65.1%. Gross profit was primarily affected by (i) a change in the sales mix, with less sales of juvenile bedding products, carrying higher profit margins, and more sales of promotional adult bedding products at lower margins, (ii) higher cotton and polyester prices, (iii) increased provision for LIFO expense, and (iv) the flood mentioned above, which resulted in curtailed shipping schedules which reduced margins and increased manufacturing costs as a result of having plants idled during the flood period.

     Selling and administrative expenses were $41,765,000 for 1994 compared to $43,134,000, a decrease of $1,369,000 or 3.2%. Selling and administrative expenses as a percentage of sales increased to 9.1% in 1994 from 8.8% in 1993, as sales fell more rapidly than selling and administrative spending. The decrease in selling and administrative expenses in absolute dollars in 1994 resulted from lower incentive compensation expense and a cost reduction program, which included restructuring the Company's management organization and the sales and marketing operation relating to consumer products. Although this program was initiated in the third quarter, benefits from this cost reduction program were not realized until the fourth quarter inasmuch as severance and related costs of the program were incurred in the third quarter.

     As a result of the above factors, operating loss for 1994 was $18,808,000 compared to an operating profit of $30,045,000 in 1993.

     Interest expense was $26,379,000 in 1994 compared to $25,605,000 in 1993. Payments of $2,107,000 in 1994 and $777,000 in 1993 made to holders of trust certificates issued in the Receivables Trust are included in Other, Net.

     On April 2, 1993, Woods, a former affiliate of the Company, completed a recapitalization and, in connection therewith, the Company received $5,560,000 in cash, two new subordinated promissory notes, including a subordinated note with an aggregate principal amount of $13,218,000 (the "Wood's Subordinated Note") and warrants in settlement of amounts owed on the then existing note payable to the Company. See Note 9 to the Consolidated Financial Statements of the Company included elsewhere herein. The Company recognized interest income from Woods of $1,174,000 in 1994 and $586,000 in 1993.

     In the fourth quarter of 1993, Bibb Yarns, Inc., an unconsolidated subsidiary of the Company, sold substantially all of its assets to Aladdin Mills, Inc. In connection with the sale, Bibb Yarns, Inc. redeemed all of the shares of common stock and preferred stock held by the Company. The Company received cash in the aggregate amount of $3,725,000 for the shares of common stock and preferred stock that were redeemed. The Company recognized a gain on the sale of the stock in the amount of $3,182,000. The cash proceeds received by the Company were used to reduce outstanding indebtedness under the Company's Old Credit Agreement.

     During 1993, the Company recorded an extraordinary loss of $738,000 in connection with expensing the remaining unamortized loan fees associated with the retirement of its original senior revolving credit facility. See the consolidated financial statements and notes thereto of the Company.

     As a result, the Company experienced a net loss of $47,916,000 compared to net income of $4,348,000 in 1993.

Inflation

     The Company believes that the relatively moderate rate of inflation over the past few years has not had a significant impact on its sales or profitability.

 Liquidity and Capital Resources

     General. Prior to the Reorganization, the Company's principal sources of funds were cash flow from operations, borrowings under various debt agreements and the repayment and sale of certain securities of Woods and its parent corporation, which were former affiliates of the Company. See Note 9 of the Consolidated Financial Statements of the Company provided as Item 13 of this Registration Statement. Following the Reorganization, the Company's principal sources of funds are expected to be cash flow from operations, borrowings under the New Credit Agreement and possible sales of non-core assets.

     Liquidity. The Company experiences significant fluctuations in its working capital requirements primarily associated with its retail customers' late summer and fall inventory purchasing. The Company's primary ongoing cash requirements will be to fund debt service, make capital expenditures and finance working capital. The Company believes that it will generate sufficient cash flow from operations, as supplemented by its available borrowings under the New Credit Agreement and operating leases, to meet anticipated working capital and capital expenditure requirements as well as debt service requirements under the New Credit Agreement.

     New Credit Agreement; Repayment of Industrial Development Revenue Bonds. As part of the New Credit Agreement, the Company is entitled to borrow up to a maximum of $110 million principal amount (and up to a maximum of $115 million of principal amount during the months July through November in each calendar year), subject to borrowing base availability and applicable revolving loan reserves. See "Item 1, Business -- Corporate History -- The New Credit Agreement." Industrial development revenue bonds (the "IRBs") were issued and sold to refinance the purchase of certain of the Company's plants in 1991. These IRBs are backed by letters of credit for which the Company is obligated in the amount of approximately $11.1 million. The Company intends to cause the IRBs to be repaid in full prior to 1997.

     Capital Expenditures. The Company anticipates that it will make significant capital expenditures in the near term to modernize its facilities and reduce operating costs. Capital expenditures are budgeted to be approximately $9 million in 1996 and approximately $17 million in 1997, although the Company may seek to finance a portion of its facility modernization program through operating leases. As of August 31, 1996, the Company has incurred approximately $2,646,000 of capital expenditures during 1996. Under the terms of the New Credit Agreement, a borrowing base availability reserve of $6 million was created at the time of the Reorganization for the purpose of funding capital expenditures of a like amount. The Company's ability to draw advances under the New Credit Agreement for the purpose of funding capital expenditures, however, remains subject to compliance with the terms and conditions of the New Credit Agreement (including its borrowing base requirements). The Company also intends to pursue additional projects, with the intention of financing those projects through operating leases.

Item 3.  Properties

     As of September 20, 1996, the Company operated manufacturing and distribution facilities and office space with a total area of approximately 5,906,000 square feet. Management believes the Company's facilities and equipment are in good condition and are adequate for the Company's present and anticipated operations. For more information about the Company's facilities, see "Item 1, Business--Facilities."

The location, primary use and size of each facility operated by the Company is as follows:

Location                            Primary Use of Facility          Square Feet
--------------------------------------------------------------------------------

Macon, GA                    Corporate administrative offices             78,000

Atlanta, GA (1)              Corporate executive and sales offices        19,000

New York, NY (1)             Showroom and sales offices                   47,000

Columbus, GA                 Manufacturing facility for weaving of     1,298,000
                             Bedding products and Apparel fabrics

Juliette, GA                 Manufacturing facility for Bedding          448,000
                             products and Apparel fabrics

Fort Valley, GA (2)          Manufacturing facility for Bedding          333,000
                             products

Sargent, GA                  Manufacturing facility for Bedding          431,000
                             products

Porterdale, GA               Manufacturing facility for production       689,000
                             of Engineered products

Greenville, SC               Manufacturing facility for weaving of       417,000
                             Bedding products

Brookneal, VA                Manufacturing facility for Bedding          391,000
                             products

Roanoke Rapids, NC           Manufacturing facility for weaving,       1,755,000
                             finishing, fabricating and
                             distribution of Terry products
================================================================================

          (1) All of the Company's facilities are owned except the Company's New York sales office, which is leased pursuant to a lease which expires in December 2000, and the Company's Atlanta office, which is leased pursuant to a lease which expires in July 1998.

          (2) The Fort Valley plant consists of two principal buildings, one of which is subject to a mortgage note of approximately $600,000 in outstanding principal.

          Substantially all of the Company's property, plant and equipment is encumbered by a first security interest in favor of the lenders under the New Credit Agreement.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

          The table below sets forth information regarding the beneficial ownership (as such term is defined under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), of the Company's Common Stock as of September 30, 1996, assuming the issuance of all 10,000,000 shares of Common Stock entitled to be issued as of the Effective Date pursuant to the Plan, by (i) each of the Company's directors or Named Officers (as defined in Item 5 below), (ii) all directors and officers as a group and (iii) each person who beneficially owns more than 5% of the Company's outstanding Common Stock. Except as noted below, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, other than shares deemed to be beneficially owned by them.

================================================================================

                           Shares Beneficially Owned
                           -------------------------
--------------------------------------------------------------------------------
  Name and Address of Beneficial
                      ----------
             Owner                       Number of Shares  Percent
             -----                       ----------------  -------
--------------------------------------------------------------------------------
Merrill Lynch & Co., Inc. (1)
250 Vesey Street, North Tower                    2,404,484    24.04
New York, NY  10281
--------------------------------------------------------------------------------
Franklin Custodian Funds, Inc.,                  2,097,121    20.10
Income Series (2)
777 Mariners Island Blvd.
San Mateo, CA  94404
--------------------------------------------------------------------------------
Romulus Holdings, Inc. and Related
Entities
25 Coligni Avenue                                  746,778     7.47
New Rochelle, NY  10801
--------------------------------------------------------------------------------
Michael L. Fulbright                                     0        0
--------------------------------------------------------------------------------
William A. Ott                                           0        0
--------------------------------------------------------------------------------
Neal J. McGrail                                          0        0
--------------------------------------------------------------------------------
Frank X. Sheehan                                         0        0
--------------------------------------------------------------------------------
C. Scott Bartlett, Jr.                                   0        0
--------------------------------------------------------------------------------
Marvin B. Crow                                           0        0
--------------------------------------------------------------------------------
Stewart M. Kasen                                         0        0
--------------------------------------------------------------------------------
George Poole, Jr.                                        0        0
--------------------------------------------------------------------------------
James A. Williams                                        0        0
--------------------------------------------------------------------------------
Irwin N. Gold                                            0        0
--------------------------------------------------------------------------------
Thomas C. Foley                                    475,543     4.76
--------------------------------------------------------------------------------
All directors and officers as a group
 (11 persons)                                      475,543     4.76
================================================================================

    (1) Includes 2,073,778 shares beneficially owned by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), a wholly owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co.") and 330,706 shares beneficially owned by the Merrill Lynch Phoenix Fund, Inc. ("Phoenix Fund"). Phoenix Fund is an investment company registered under the Investment Company Act of 1940, the investment adviser of which is a limited partnership of which the general partner is an indirect, wholly owned subsidiary of ML&Co. ML&Co. disclaims beneficial ownership of the shares owned by MLPF&S and Phoenix Fund. MLPF&S disclaims beneficial ownership of any shares of which ML&Co. or Phoenix Fund may be deemed to be beneficial owners. Phoenix Fund disclaims beneficial ownership of any shares of which ML&Co. or MLPF&S may be deemed to be beneficial owners.

    (2) Excludes 419,424 shares of Common Stock owned by Franklin ValueMark Funds, Income Securities Fund, as to which shares Franklin Custodian Funds, Inc., Income Series, disclaims beneficial ownership.

Item 5.  Directors and Executive Officers

          The following sets forth the names, ages and positions of the executive officers and directors of the Company as of September 30, 1996.


          Name            Age                    Position
------------------------  ---  --------------------------------------------
Michael L. Fulbright       46  President, Chief Executive Officer, Director
A. William Ott             40  Vice President and Chief Financial Officer
Neal J. McGrail            40  Corporate Controller
Frank X. Sheehan           50  Vice President, Industrial Relations
C. Scott Bartlett, Jr.     63  Director
Marvin B. Crow             64  Director
Stewart M. Kasen           57  Director
George A. Poole, Jr.       65  Director
James A. Williams          53  Director
Irwin N. Gold              39  Director
Thomas C. Foley            44  Director

          The principal occupations and positions for the past five years, and in certain cases prior years, of each of such directors and executive officers of the Company are as follows:

          Michael L. Fulbright has been the President and Chief Executive Officer of the Company since August 1996, and a Director since September 1996. Prior to coming to the Company, Mr. Fulbright was the President of the Denim Division of Cone Mills, Inc. from December 1994 until August 1996. From August 1992 through November 1994 Mr. Fulbright was President of the Greige Manufacturing Division of Springs Industries, Inc., where he also served as the President of Wamsutta/Pacific Home Products Division from January 1990 through August 1992.

          A. William Ott was elected to serve as Vice President-Chief Financial Officer in April 1995. From December 1994 to April 1995, he served as Vice President-Finance. He originally joined the Company in September 1992 as Vice President-Controller. Prior to coming to the Company, Mr. Ott was the Controller of C.S. Brooks, Inc., a wholly-owned subsidiary of Springs Industries, Inc., from April 1991 through September 1992. From 1987 to 1991, Mr. Ott was Chief Financial Officer and Corporate Controller for C.S. Brooks Corporation.

          Neal J. McGrail was elected Corporate Controller on March 1, 1995. Mr. McGrail originally joined the Company in November 1992 as Assistant Controller. Mr. McGrail previously had served as Vice President-Assistant to the Chairman of Avis Industrial Corporation from November 1989 to May 1992.

          Frank X. Sheehan was elected to serve as the Company's Vice-President-Industrial Relations on April 1, 1989. Mr. Sheehan has been an employee of the Company since 1968.

          C. Scott Bartlett, Jr. has been a Director since September 1996.
Since 1990 Mr. Bartlett has been a self-employed consultant specializing in advising financial institutions in the areas of credit policy, loan approval and loan workout. Mr. Bartlett is also a director of Harvard Industries, Inc., NVR Incorporated,

The Western Transmedia Company, Inc., Darling International Inc., Triangle Wire & Cable, Inc., Bucyrus International Inc. and Janus Industries, Inc.

          Marvin B. Crow has been a Director since September 1996. Since 1989 Mr. Crow has served as President of KBO Enterprises, Inc. Mr. Crow is also a management consultant and serves as a director of Dyersburg Corporation and National Spinning Company, Inc.

          Stewart M. Kasen has been a Director since September 1996. Mr. Kasen was the Chief Executive Officer of Best Products Co., Inc., which filed for federal bankruptcy protection in September 1996, from June 1991 to May 1996. Mr. Kasen also served as Chairman, President and Chief Operating Officer while at Best. Mr. Kasen is also a director of Markel Corporation, Spreckels Industries, Inc. and O'Sullivan Industries Holdings, Inc.

          George A. Poole, Jr. has been a Director since September 1996. Mr. Poole has been a private investor for more than five years and also serves as a director of Bucyrus International Inc., Anacomp, Inc. and U.S. Home Corporation.

          James A. Williams has been a Director since September 1996. Mr. Williams has been the President and Chief Executive Officer of Great American Knitting Mills, Inc., a division of Biderman Industries, U.S.A., both of which filed for federal bankruptcy protection in July 1995, since 1991. Mr. Williams is also a director of the National Association of Hosiery Manufacturers, The Fashion Association and the American Apparel Manufacturers Association.

          Irwin N. Gold has been a Director since September 1996. Mr. Gold has been the Managing Director and Co-Head of the Financial Restructuring Group of Houlihan Lokey Howard & Zukin, Inc. for more than five years. Mr. Gold is also a director of Cole National Corporation.

          Thomas C. Foley was appointed, pursuant to the Restructuring Agreement, to serve as a non-voting member of the Company's Board of Directors, in September 1996. Prior to the Reorganization, Mr. Foley had served as Chairman of the Board, Chief Executive Officer and a Director of Old Bibb from May 1985 through August 1996, and, at various times during that period, had also served as President and as Chief Operating Officer of Old Bibb. Mr. Foley also serves as president and a director of NTC, Chairman and a director of TB Wood's Corporation and Chairman of the Board of TB Wood's Incorporated, which are former affiliates of Old Bibb, as well as a director of several private companies that are not affiliated with the Company. See also "Item 7, Certain Relationships and Related Transactions."

          Each of Messrs. Ott, McGrail and Sheehan served as executive officers, and Mr. Foley was the Chief Executive Officer, a Director and a principal shareholder of Old Bibb, which filed a plan of reorganization under the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware in July 1996. Such plan of reorganization was confirmed by the court on September 12, 1996. See "Item 1, Business -- Corporate History."

          Directors and executive officers are elected annually and hold office until their successors are elected and qualified. Pursuant to the Restructuring Agreement and as part of the Reorganization, the Board of Directors was reconstituted with individuals who were originally designated by the Steering Committee. There are, however, no continuing arrangements or understandings with respect to the designation of such Directors, except that the Restructuring Agreement provides that Mr. Foley is entitled to serve as a non-voting member of the Board of Directors for a period of one year from the Effective Date. See "Item 7, Certain Relationships and Related Transactions."

Item 6.  Executive Compensation

          The following Summary Compensation Table sets forth, for the Company's fiscal years ending December 30, 1995, December 31, 1994 and January 1, 1994, certain information regarding the cash compensation paid by the Company, as well as certain other compensation paid or accrued for those years, to the Company's Chief Executive Officer and to each of the Company's most highly compensated executive officers (the "Named Officers") whose salary and bonus exceeded $100,000 for fiscal year 1995:

                           SUMMARY COMPENSATION TABLE

                                                 Annual Compensation             Long Term Compensation
                                                                              ------------------------------
                                                                                 Awards
                                  ---------------------------------------------------------------------------
(a)                          (b)      (c)          (d)         (e)              (g)                   (i)
                                                                 Other
                                                                 Annual          Securities
                                                                 Compen-         Underlying            All other
Name and Principal                      Salary       Bonus       sation           Options/            Compensation
Position                     Year       ($)(1)       ($)(2)      ($)(3)           SARS(#)               ($)(4)

----------------------------------------------------------------------------------------------------------------------------

Thomas C. Foley              1995             0           -           -               -                     -
Chairman and Chief           1994             0           -           -               -                     -
Executive Officer (5)        1993        200,937          -           -               -                     -


A. William Ott               1995        161,601          -           -               -                    810
Vice President, Chief        1994        130,039      10,000          -               -                    568
Financial Officer            1993        118,875      40,000          -               25(6)                530


Neal J. McGrail              1995         90,883          -           -               -                    383
Corporate Controller         1994         77,252          -           -               -                    304
                             1993         72,380      10,000      10,637(7)           -                    304

Frank X. Sheehan,            1995        110,212          -           -               -                  2,304
Vice President,              1994        103,002          -           -               -                  1,340
Industrial Relations         1993         97,292          -           -               -                  1,241


(1) The amounts shown include compensation earned in the given fiscal year and deferred by the named executive officer pursuant to the Company's Executive Deferred Compensation Plan (described below).

(2) The amounts shown represent bonuses earned in the given fiscal year pursuant to Old Bibb's bonus plan or discretionary bonuses awarded by the Board of Directors.

(3) The aggregate amount of personal benefits received by each named executive officer did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each such named executive officer.

(4)  The amounts shown represent life insurance premium payments by the Company.

(5) Effective in August 1996, Mr. Foley resigned as Chief Executive Officer and Michael L. Fulbright was appointed as President and Chief Executive Officer.

(6) Shares of Old Common Stock issuable pursuant to options granted by Old Bibb, all of which were cancelled as of the Effective Date pursuant to the Plan.

(7) The amount shown for Mr. McGrail in 1993 represents payments provided for moving and other incidental expenses and settlement costs.

Retention Bonus Plan

          In February, 1996, the Company adopted a retention bonus plan covering key employees, pursuant to which covered employees of the Company on the Effective Date are entitled to receive specified amounts

(aggregating a maximum of $828,000 for all covered employees) during the first year following the Effective Date.

Deferred Compensation Plan

       Since January 1, 1983, the Company has provided to eligible executives the opportunity of deferring compensation pursuant to the terms of an Executive Deferred Compensation Plan. As of September 30, 1996, the Company owed approximately $2,786,251 to participants under such Plan.

Employment Agreements; Termination Provisions

       The Company entered into an employment agreement with Michael L. Fulbright in August, 1996, (the "Employment Agreement"), pursuant to which he was appointed President and Chief Executive Officer. The Employment Agreement provides for an initial base salary of $400,000 and reimbursement of certain expenses. His base salary will be increased to $425,000 after the first year and $450,000 after the second. Mr. Fulbright is also entitled to an annual bonus of between 50% and 100% of his base salary, based upon specified performance, with a guaranteed cash bonus of at least 33% of his base salary in the first year, and certain stock options. In addition, Mr. Fulbright is entitled to a $125,000 signing bonus, the purchase by the Company of his Greensboro, North Carolina residence, and certain additional relocation expenses. The Employment Agreement is for an initial term of three years, with automatic one year renewals thereafter unless otherwise terminated.

       Upon a termination of employment by the Company without "Cause" and not as a result of Mr. Fulbright's death or "Disability," or by Mr. Fulbright for "Good Reason," (as each such term is defined in the Employment Agreement), Mr. Fulbright is entitled to specified severance compensation. If the termination occurs within the first two years of the Employment Agreement, Mr. Fulbright is entitled to a payment equal to twice his base salary and the continuation of certain fringe benefits for the remainder of the initial three year employment period. If the termination occurs after two years of employment under the Employment Agreement, Mr. Fulbright is entitled to a payment equal to his base salary and the continuation of certain enumerated benefits. If a "Change in Control" occurs between the second and third anniversary of the date of the Employment Agreement and termination as described occurs after such "Change in Control," Mr. Fulbright is entitled to a payment equal to twice his base salary and the continuation of certain enumerated benefits.

       Pursuant to the terms of the Employment Agreement, the Company agreed to grant to Mr. Fulbright options (the "Options") to acquire the Company's shares of Common Stock as follows: (A) the Options would apply to an amount of shares of Common Stock equal to 2% of the Company's Common Stock as of the date of grant calculated on a fully-diluted basis; (B) the exercise price of the Options would be based upon a $100 million aggregate valuation on all of the Company's shares of Common Stock calculated on a fully-diluted basis; (C) shares of Common Stock subject to the Options would vest ratably on the first, second and third anniversary of the date of grant during the employment period, provided that, in the event of a "Change in Control" or in the event of a termination of the Employment Period (other than by the Company for "Cause" or by Mr. Fulbright without "Good Reason"), all shares of Common Stock subject to the Option would vest immediately; and (D) the Options would be exercisable commencing immediately upon vesting and ending on the fifth year after the grant of the Options.

Compensation of Directors

       Each director who is not an employee of the Company (and excluding Mr. Foley) is paid $24,000 annually for his services as a director, and $1,000 for attendance at each committee meeting which does not occur in conjunction with a directors meeting and is reimbursed for reasonable travel expenses for each such meeting he attends.

Compensation Committee

       The Board of Directors has designated Messrs. Gold, Poole and Kasen to serve as the members of the compensation committee. During 1993, 1994 and 1995 Old Bibb's Board of Directors, of which Mr. Foley (the Chairman and Chief Executive Officer of Old Bibb) was a member, determined executive officer compensation.

Item 7.  Certain Relationships and Related Transactions

Restructuring Agreement

The Restructuring Agreement includes the following provisions and covenants:

Co-Sale

       Each of Franklin Custodian Fund, Income Series, and Franklin Value
Mark Funds, Income Securities Fund (collectively referred to as the "Franklin Holder") agreed that, in the event any such Franklin Holder grants to any other member of the Steering Committee (which would include Merrill Lynch, Pierce, Fenner & Smith Inc., Showa Leasing (U.S.A.) Inc. and Romulus Holdings, Inc. and certain of its affiliates) any "co-sale," "tag-along" or other similar right or other opportunity to sell such other member of the Steering Committee's equity securities of the Company (or any securities or other property exchanged therefor) on substantially the same terms and conditions as any Franklin Holder may sell, each such Franklin Holder shall grant the same right or other opportunity to each former holder of Old Common Stock as of February 1, 1996, with respect to equity securities of the Company (or any securities or other property exchanged therefor).

 Non-Voting Director

       For a period through and including one year after the effective date of the Merger, the Company and the members of the Steering Committee have agreed as follows: (i) Mr. Foley shall be a member of the board of directors of the Company with full opportunity to attend, participate in and be heard at all meetings of the board of directors, whether regular, special, telephonic or otherwise; provided, however, that Mr. Foley shall have no vote as a member of the board of directors, nor shall he receive any fee for his service on the board of directors; (ii) the Company shall provide Mr. Foley with as much advance notice of all meetings as is provided to any other director; (iii) the Company shall provide Mr. Foley with all other information with respect to such meetings as is provided to members of the board of directors at the same time as so provided to such persons; and (iv) the Company shall provide Mr. Foley with advance notice of, and an opportunity to be heard with respect to, any action contemplated to be taken by written consent of its board of directors in lieu of a meeting thereof and, as soon as reasonably practicable thereafter, shall notify Mr. Foley of any action so taken.

Management Services Agreement

       Pursuant to the Management Services Agreement, dated as of April 1,
1989, the Company retained NTC (an entity affiliated with Mr. Foley) to provide general management, financial and other corporate advisory services. Pursuant to such agreement, NTC received aggregate fees of approximately $4,000,000, $4,000,000 and $3,368,000 in fiscal 1993, 1994 and 1995, respectively. Pursuant to the Restructuring Agreement, the fee arrangements were modified to provide that during the period between February 1, 1996 and the Effective Date, NTC was entitled to receive management fees under the Management Services Agreement equal to $141,633 per month. Pursuant to those arrangements, during the period from February 1, 1996 through September 27, 1996, the Company paid NTC an aggregate of approximately $1,125,000. In accordance with the provisions of the Restructuring Agreement, the Management Services Agreement was terminated at the effective time of the Merger.

Woods Note

       On April 2, 1993, Woods, a subsidiary of a corporation of which Mr.
Foley is a director and a principal stockholder, acquired new product lines and completed a recapitalization. In settlement of amounts owed to the Company pursuant to an obligation of Woods, the Company received a cash payment of $5,560,000, two new notes and a warrant exercisable by the Company to purchase certain shares of common stock of Woods' parent. The new notes received consisted of (i) a ten-year, $13,218,000 principal amount subordinated promissory note, with interest of $576,000 accruing semi-annually, and payments of interest commencing on the third anniversary of the date of the note, and
(ii) a ten-year, $2,000,000 principal amount non-interest bearing, subordinated promissory note. In August 1994, the $2,000,000 principal amount subordinated promissory note was paid in full. In February 1996, the Company sold 375,000 shares of Common Stock of Woods' parent in an underwritten public offering for a net purchase price of approximately $4,185,000. In July 1996, the Company sold the $13,218,000 principal amount subordinated promissory note to the issuer for $10,670,000.

Financial Advisory Services

       The Steering Committee, with the Company's consent, engaged Houlihan Lokey Howard & Zukin ("Houlihan Lokey"), at the Company's expense, to act as the Steering Committee's financial advisor in connection with the Reorganization and to provide certain services to the Company in connection with the Reorganization. Pursuant to an Agreement between the Company and Houlihan Lokey, Houlihan Lokey received $390,000 during 1995, for services performed on behalf of the Steering Committee, plus the reimbursement of reasonable and documented out-of-pocket expenses incurred by Houlihan Lokey in connection therewith. In addition, the Company agreed to pay Houlihan Lokey a fee, payable in shares of Common Stock, equal to seventy-five basis points (0.75%) of the aggregate value of the Common Stock issued to the holders of the Old Subordinated Notes pursuant to the Plan, based upon a specified calculated value of the Company. The number of shares of Common Stock to be issued was to be based on the average closing trading price of the Common Stock for the 20 days prior to October 15, 1996. The Company, however, anticipates that the precise method of calculating the number of shares to be issued to Houlihan Lokey will be modified by mutual agreement, as there was no trading market for the Common

Stock during the designated period. Irwin N. Gold, who was appointed a Director of the Company in September 1996, is a Managing Director of Houlihan Lokey.

Legal Services

       Barton J. Winokur, who served as a director of Old Bibb until the effective time of the Merger is a partner in the law firm of Dechert Price & Rhoads, which is counsel for the Company and provided legal services to Old Bibb and the Company in 1995 and 1996.

Item 8.  Legal Proceedings

       On July 3, 1996, Old Bibb commenced a voluntary Chapter 11 bankruptcy case in the United States Bankruptcy Court for the District of Delaware. For a more complete description of this case, see "Item 1, Business--Background of Bankruptcy; Plan of Reorganization."

       From time to time, the Company is a party to various legal actions arising in the normal course of its business. The Company is not currently a party to any litigation which, if adversely determined, would have a material adverse affect on the liquidity or results of operations of the Company.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Absence of Public Market

       The Company's Common Stock is not currently listed or admitted to unlisted trading privileges on a national securities exchange or included for quotation through an inter-dealer quotation system of a registered national securities association. The Company also is not aware of any dealer or "market maker" in the Common Stock and, consequently, the trading market for such securities is limited. On September 18, 1996, the Company filed a preliminary application with The Nasdaq Stock Market to list the Common Stock on the Nasdaq National Market, which was approved on ___________, 1996 subject to the satisfaction of certain listing requirements. Notwithstanding the foregoing, the Company is unable to predict whether a more active trading market for the Common Stock will develop. Even if such a market does develop, due to industry and other conditions beyond the control of the Company, there can be no assurance that such a market would continue to exist.

Shares Eligible for Future Sale

       The Common Stock issued under the Plan was issued pursuant to the exemption from the registration requirements of the Securities Act (and of equivalent state securities or "blue sky" laws) provided by Section 1145(a)(1) of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws if the following conditions are satisfied: (i) the securities are issued by a debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the issuance of the Common Stock under the Plan satisfies the aforementioned requirements.

       The Common Stock may be resold by the holders thereof without restriction unless, as more fully described below, any such holder is deemed to be an "underwriter" with respect to such securities, as defined in Section 1145(b)(1) of the Bankruptcy Code, or are otherwise deemed to be "affiliates" or "control persons" of the Company within the meaning of the Securities Act. Generally, Section 1145(b)(1) of the Bankruptcy Code defines an "underwriter" as any person who (i) purchases a claim against, or interest in, a bankruptcy case, with a view towards the distribution of any security to be received in exchange for such claim or interest; (ii) offers to sell securities issued under a bankruptcy plan on behalf of the holders of such securities; (iii) offers to buy securities issued under a bankruptcy plan from persons receiving such securities, if the offer to buy is made with a view towards distribution of such securities or (iv) is an issuer as contemplated by Section 2(11) of the Securities Act. Although the definition of the term "issuer" appears in Section 2(4) of the Securities Act, the reference (contained in Section 1145(b)(1)(D) of the Bankruptcy Code) to Section 2(11) of the Securities Act purports to include as "underwriters" all persons who, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, an issuer of securities. "Control" (as such term is defined in Rule 405 of Regulation C under the Securities Act) means the possession, direct or indirect, of the power to direct or cause the direction of the policies of a person, whether through the ownership of voting securities by contract, or otherwise. Accordingly, each officer and director of the Company may be deemed to be a "control person," particularly if such management position is coupled with the ownership of a significant percentage of the Common Stock. The legislative history of Section 1145 of the Bankruptcy Code suggests that a creditor who owns at least 10% of the securities of a reorganized debtor is a presumptive "control person."

       With respect to "underwriters" of the Common Stock within the meaning of Section 1145(b), the Common Stock may be eligible for resale by such persons pursuant to the safe-harbor resale provisions of Rule 144 under the Securities Act.

       Shares of Common Stock acquired from any "affiliate" (as such term is defined in Rule 144(a)(1) under the Securities Act) of the Company and shares of Common Stock held by an affiliate of the Company may, under certain circumstances, be sold to the public without registration under the Securities Act in reliance on an exemption contained in Rule 144 promulgated thereunder.

       In general, under Rule 144 (a "safe harbor" for the resale of restricted securities or other securities by an "affiliate" of the Company to the public without registration), a person (or group of persons whose shares are aggregated) who has beneficially owned restricted shares of the Company (together with its predecessors) for at least two years, including any person who may be deemed to be an "affiliate" of the Company, is entitled to sell to the public, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the total number of shares of Common Stock that are not "restricted securities" (including shares of Plan Common Stock), and (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of adequate "current public information" about the Company. The Company will not be deemed to have such information available until the expiration of at least 90 days following the effective date of this Registration Statement on Form 10. A person who is not deemed to have been an "affiliate" of the Company at any time during the 90 days preceding a sale and who has beneficially owned his or her restricted shares for at least three years would, pursuant to Rule 144(k), be entitled to sell such restricted shares to the public without regard to the volume limitations described above and the other conditions of Rule 144.

       As of the date hereof, no shares of Common Stock are eligible for resale under Rule 144. As noted above, there is no active trading market for the Common Stock, and no prediction can be made of the effect, if any, that sales of shares of Common Stock under Rule 144 or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time after the date of this Registration Statement on Form 10. The Company is unable to estimate the number of shares that may be sold in the public market under Rule 144, because such amount will depend on the trading volume in and market price for the Common Stock and other factors. Nevertheless, sales of substantial amounts of shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. Due to the limited trading market for the Common Stock, however, the trading volume therefor may be low and the market price volatile, making reliance on Rule 144 unpredictable.

Number of Holders

       As of September 30, 1996, on a pro forma basis assuming all Old Equity Interests and all Old Subordinated Notes were exchanged pursuant to the Plan, there were _____ holders of record of the Company's Common Stock.

Dividends

       The Company does not anticipate having funds available to pay cash
dividends on any shares of the Common Stock in the foreseeable future.   The New
Credit Agreement contains restrictive financial and operating covenants and prohibitions, including provisions that will prohibit the payment of cash dividends on the Common Stock and will otherwise limit the Company's ability to make distributions to holders of Common Stock.

Item 10.  Recent Sales of Unregistered Securities

       Effective as of September 27, 1996, the Company was obligated to issue 10,000,000 shares of Common Stock to holders of claims against and interests in the Company pursuant to the Plan. All such issuances may be made pursuant to an exemption from the registration requirements of the Securities Act provided by
Section 1145 of the Bankruptcy Code. For details of such issuances, see "Item 1, Business--Corporate History--Negotiations with Creditors; Reorganization under the Plan."

       Thomas C. Foley, a Director of the Company who served as Chief
Executive Officer of Old Bibb until August 1996, acquired 100 shares of Common Stock as part of the Company's initial capitalization which issuance was made by a private placement in reliance upon the exemption from the registration provisions of the Securities Act provided in Section 4(2) thereof.

Item 11.  Description of Registrant's Securities to be Registered

       Pursuant to the Company's Certificate of Incorporation and amendment thereto (the "Certificate of Incorporation"), the Company's authorized capital stock consists of 12,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of Preferred Stock, $.01 par value per share. As of September 30, 1996, 10,000,000 shares of Common Stock are entitled to be issued and outstanding pursuant to the Plan. No shares of Preferred Stock have been issued. The following summary description of the Common Stock and certain provisions of the Company's Certificate of Incorporation and By-Laws does not purport to be complete and is qualified in its entirety by reference to the more detailed provisions of the Certificate of Incorporation and the By-laws of the Company.

Common Stock

       The holders of Common Stock shall vote on all matters as a single class and each holder of Common Stock shall be entitled to one vote for each share of Common Stock that it owns, except as may be otherwise required by law. Holders of Common Stock will not have cumulative voting rights. The Company's Certificate of Incorporation provides that, subject to the rights of holders of any series of Preferred Stock, any action required or permitted to be taken by stockholders must be effected at an annual or special meeting of stockholders and may not be effected by written consent in lieu thereof.

       Subject to the prior rights of holders of Preferred Stock, if any, the holders of Common Stock will be entitled to such dividends (whether payable in cash, property or capital stock) as may be declared from time to time by the Board of Directors from funds, property or stock legally available therefor, and will be entitled, after payment of all prior claims, to receive pro rata all assets of the Company upon the liquidation, dissolution or winding up of the Company. Holders of Common Stock have no redemption, conversion or preemptive rights to purchase or subscribe for securities of the Company.

       Under the Company's Certificate of Incorporation, the Board of
Directors of the Company has the authority to issue up to 12,000,000 shares of Common Stock (10,000,000 of which are entitled to be received pursuant to the Plan). The Company believes that the Board's ability to issue additional shares of Common Stock could facilitate certain financings and acquisitions and provide a means for meeting other corporate needs that might arise. The authorized but unissued shares of Common Stock will be available for issuance without further action by the Company's stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or system on which the Common Stock may then be listed. The Board's ability to issue additional shares of Common Stock could, under certain circumstances, either impede or facilitate the completion of a merger, tender offer or other takeover attempt.

Transfer Agent and Registrar

       The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company.

Preferred Stock

       The Company is authorized to issue up to 5,000,000 shares of Preferred Stock without further stockholder approval, except as may be required by applicable law or other applicable requirements. The shares of Preferred Stock may be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by the Board of Directors. Among the specific matters that may be determined by the Board of Directors are dividend rights, if any, redemption rights, if any, the terms of a sinking or purchase fund, if any, the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company, conversion rights, if any, and voting powers, if any.

       The issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by applicable law or other requirements. The Company has no present plans to issue any Preferred Stock.

Delaware Law

       The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors and whose transaction is approved or not opposed by a majority of the board of directors then in office.

Item 12.  Indemnification of Directors and Officers

       Section 145 of the Delaware General Corporation Law ("Section 145")
(a) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions, (b) gives a director or officer who successfully defends an action the right to be so indemnified and (c) authorizes the corporation to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other right to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or otherwise.

       As permitted by Delaware law, the Company's Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit. In addition, the Company's By-laws provide for indemnification of the Company's officers, directors, employees and agents to the fullest extent permitted under Delaware Law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

       The Company also maintains liability insurance in the aggregate amount of $10,000,000 for the purpose of covering its future potential liability for indemnification under Section 145 as discussed above and certain future potential liability of individual officers or directors incurred in their capacity as such which is not subject to indemnification.

Item 13.  Financial Statements and Supplementary Data

       The financial statements and Supplementary Data required by this item appear in this Form 10 commencing at page F-1.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

       None.

Item 15.  Financial Statements and Exhibits

(a)  List of Financial Statements

       An Index to Financial Statements appears at Page F-1 hereof.

(b) Exhibits


Exhibit No.   Description of Exhibit
----------    ----------------------
2(a)          Plan of Reorganization of The Bibb Company.

2(b) Restructuring Agreement dated as of February 1, 1996, as amended, among The Bibb Company and each of the specified holders of 13-7/8%
              Senior Subordinated Notes Due 1999 and 14% Senior Subordinated
              Notes Due 1999 of The Bibb Company and NTC Group, Inc.

3(a)          Certificate of Incorporation of The Bibb Company (formerly The New
              Bibb Company), and Amendment thereto.

3(b)          Bylaws of The Bibb Company (formerly the New Bibb Company), as amended.

4             Form of specimen stock certificate

10(a) Loan and Security Agreement dated as of September 12, 1996 by and among The Bibb Company and Congress Financial Corporation
              (Southern), as agent, and the lenders parties thereto.

10(b)         Management Services Agreement dated as of April 1, 1989 between
              The Bibb Company and NTC Group, Inc.

10(c) The Bibb Company Executives Deferred Compensation Plan originally effective January 1, 1983, and as revised through January 1, 1992.

10(d) Agreement between TB Woods Incorporated and The Bibb Company dated as of July 3, 1996.

10(e)         Employment Agreement between The Bibb Company and Michael L.
              Fulbright dated as of August 26, 1996.

27            Financial Data Schedule

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                      The Bibb Company

                      By /s/ A. William Ott
                        -------------------------
                      Name:  A. William Ott
                      Title:  Vice President, Chief Financial Officer


Date:  October 29, 1996

  THE BIBB COMPANY AND SUBSIDIARY INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULE



                                                                           Page
                                                                           ----
Consolidated Financial Statements as of June 29, 1996 (Unaudited):

   Consolidated Balance Sheet as of June 29, 1996 (Unaudited)               F-2

   Consolidated Statements of Operations for the Six Months Ended
   June 29, 1996 and July 1, 1995 (Unaudited)                               F-3

   Consolidated Statement of Changes in Stockholders' Deficit for the Six
   Months Ended June 29, 1996 (Unaudited)                                   F-4

   Consolidated Statements of Cash Flows for the Six Months Ended
   June 29, 1996 and July 1, 1995 (Unaudited)                               F-5

   Notes to Consolidated Financial Statements (Unaudited)                   F-6

Financial Statements as of December 30, 1995 and December 31, 1994:

   Report of Independent Public Accountants                                 F-12

   Consolidated Balance Sheets as of December 30, 1995
   and December 31, 1994                                                    F-13

   Consolidated Statements of Operations for the Years Ended December 30,
   1995, December 31, 1994 and January 1, 1994                              F-14

   Consolidated Statements of Changes in Stockholders' Equity (Deficit)
   for the Years Ended December 30, 1995, December 31, 1994 and
   January 1, 1994                                                          F-15

   Consolidated Statements of Cash Flows for the Years Ended December 30,
   1995, December 31, 1994 and January 1, 1994                              F-16

   Notes to Consolidated Financial Statements                               F-18

   Schedule II-Valuation and Qualifying Accounts                            F-31


Supplemental schedules other than that listed above are omitted for the reason that they are not required or are not applicable, or the information is included in the Notes to Consolidated Financial Statements.

                        THE BIBB COMPANY AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEET
                       (In Thousands, Except Share Data)
                                  (UNAUDITED)

                                          June 29, 1996
                                          -------------
ASSETS

CURRENT ASSETS:
Cash                                               $144
Restricted cash                                  12,898
Accounts receivable, net of allowance
 for doubtful accounts, discounts and
 claims of $6,864                                 3,572
Inventories                                      84,835
Prepaid expenses and other current assets         3,424

                                               --------
  Total current assets                          104,873

PROPERTY, PLANT and EQUIPMENT, net               74,013

INVESTMENT IN AND NOTE RECEIVABLE FROM
T.B. WOODS' SONS COMPANY                         15,621

OTHER ASSETS                                      7,452
                                               --------
                                               $201,959
                                               ========
LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Current maturities of long-term debt           $207,697
Accounts payable                                 37,993
Accrued payroll and other compensation           15,177
Accrued interest                                 38,217
Other accrued liabilities                         6,250
                                               --------
  Total current liabilities                     305,334
                                               --------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT:
Preferred stock, Series A cumulative,
$10 par value 250,000 shares
authorized; 0 shares issued
and outstanding
Common stock, $.10 par value, 500,000
shares authorized; 9,600 shares issued
and outstanding                                       1
Additional paid-in capital                        3,427
Retained (deficit)                            (105,853)
Minimum pension liability adjustment              (950)
                                              ---------
  Total stockholders' deficit                 (103,375)
                                              ---------
                                               $201,959
                                              =========


      The accompanying notes are an integral part of this balance sheet.

                        THE BIBB COMPANY AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
            For the Six Months Ended June 29, 1996 and July 1, 1995
                       (In Thousands, Except Share Data)
                                  (unaudited)

                                 SIX MONTHS ENDED
                                 ----------------

                                         June 29, 1996  July 1, 1995
                                         -------------  ------------
  NET SALES                                   $169,038      $201,457
  COST OF SALES                                152,215       188,407
                                              --------      --------

  Gross Profit                                  16,823        13,050
                                              --------      --------

  SELLING AND ADMINISTRATIVE EXPENSES           17,322        17,925
  MANAGEMENT FEES TO AFFILIATE                   1,328         2,000
                                              --------      --------

  Operating Profit (Loss)                       (1,827)       (6,875)
                                              --------      --------


  OTHER INCOME (EXPENSE)
  Interest Expense-Senior                       (2,484)       (2,793)
  Interest Expense-Subordinated                (11,148)      (11,149)
  Interest Income from Affiliate -
   T.B. Wood's Sons Company                        586           586
  Loan fee amortization and expense               (564)       (1,215)
  Gain on sale of investment                     3,685             0
  Other, net                                      (996)       (1,559)
                                               -------       -------
                                               (10,921)      (16,130)
                                               -------       -------

  NET (LOSS)                                  ($12,748)     ($23,005)
                                              ========      ========

  NET (LOSS) PER SHARE OF

   COMMON STOCK                                ($1,327)      ($2,396)
                                               =======       =======

  WEIGHTED AVERAGE SHARES

   OUTSTANDING                                   9,600         9,600
                                               =======       =======

        The accompanying notes are an integral part of these statements

                        THE BIBB COMPANY AND SUBSIDIARY
          CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
                    For the Six Months Ended June 29, 1996
                                (In Thousands)
                                  (unaudited)


                                                                              Minimum
                                                    Additional                Pension
                                 Preferred  Common   Paid-In     Retained    Liability
                                   Stock    Stock    Capital     Earnings    Adjustment      TOTAL
                                 ---------  ------  ----------  ----------  ------------  -----------
BALANCE, December 30, 1995          $--       $1      $3,427     ($93,105)     ($950)       ($90,627)


   Net loss                          --       --          --      (12,748)        --        (12,748)


                                 ---------  ------  ----------  ----------  ------------  -----------
BALANCE, June 29, 1996              $---      $1      $3,427    ($105,853)     ($950)     ($103,375)
                                 =========  ======  ==========  ==========     ======     ==========



        The accompanying notes are an integral part of this statement.

                        THE BIBB COMPANY AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
            For the Six Months Ended June 29, 1996 and July 1, 1995
                                (In Thousands)
                                  (unaudited)

                                                        SIX MONTHS ENDED
                                                        ----------------

                                                  June 29, 1996   July 1, 1995
                                                  -------------   ------------
  CASH FLOWS FROM OPERATING ACTIVITIES:

  Net (loss)                                           ($12,748)      ($23,005)
     Adjustments to reconcile net (loss) to
     net cash provided by (used for) operating
     activities:
        Depreciation and amortization                     6,392          7,561
        Loan fee amortization                               564          1,215
        Net (gain) loss on sales of assets                 (395)            50
        Net (gain) loss on sale of investment            (3,685)             0

  Changes in operating assets and liabilities:
     Restricted cash                                     (4,932)        (3,973)
     Decrease in accounts receivable                      4,354         11,332
     (Increase) in inventories                           (4,650)        (4,636)
     (Increase) in prepaid expenses and
         other current assets                            (1,517)        (2,605)
     Increase in accounts payable and accrued
      expenses                                           17,343         13,586
                                                      ---------      ---------

  Net cash provided by (used for) operating
   activities                                               726           (475)
                                                      ---------      ---------

  CASH FLOWS FROM INVESTING ACTIVITIES:

  Capital expenditures                                   (1,965)        (2,999)
  Disposal of fixed assets                                  738              2
  Proceeds from sale of investment                        4,185              0
  Other, net                                             (1,830)        (1,348)
                                                      ---------      ---------

  Net cash provided by (used for) investing
  activities                                              1,128         (4,345)
                                                      ---------      ---------

  CASH FLOWS FROM FINANCING ACTIVITIES:

  Net (repayments) borrowings under revolving
     line of credit                                      (1,274)         5,435
  Other, net                                               (586)          (586)
                                                      ---------      ---------

  Net cash (used for) provided by financing
   activities                                            (1,860)         4,849
                                                      ---------      ---------

  NET INCREASE (DECREASE) IN CASH AND
   EQUIVALENTS                                               (6)            29
  CASH AND EQUIVALENTS AT BEGINNING OF PERIOD               150            113
                                                      ---------      ---------

  CASH AND EQUIVALENTS AT END OF PERIOD                    $144           $142
                                                      =========      =========

  INCOME TAXES PAID IN THE PERIOD, net                      $--            $--
                                                            ===            ===

  INTEREST PAID IN THE PERIOD                            $3,932         $6,489
                                                         ======         ======


       The accompanying notes are an integral part of these statements.

                               THE BIBB COMPANY
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF JUNE 29, 1996
                                  (unaudited)

  1.   BASIS OF PRESENTATION

       The accompanying condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations. It is suggested that these condensed consolidated financial statements be read in conjunction with the Company's audited consolidated financial statements and notes thereto.

       In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company's financial position as of June 29, 1996 and the results of its consolidated operations and its consolidated cash flows for the six months ended June 29, 1996 and July 1, 1995. Certain prior year amounts have been reclassified to agree with current year presentation.

       Annual results of operations of the Company have been reported for the 52- or 53-week period ending nearest December 31. Interim results for the six months ended June 29, 1996 and July 1, 1995 are for 26 weeks each. Interim results of operations are not necessarily indicative of the results that may be expected for the full year.

  2.   INVENTORIES

       The major classes of inventories were as follows (thousands of dollars):


                                          June 29, 1996

Raw materials and supplies                    $  10,393
Work-in-process                                  39,560
Finished goods                                   52,479
                                              ---------

  Total at FIFO cost, which approximates
      replacement cost                          102,432

Excess of FIFO cost over LIFO cost              (17,597)
                                              ---------

   Total at LIFO cost                         $  84,835
                                              =========

  3.   INVESTMENT IN AFFILIATE - T.B. WOOD'S SONS COMPANY

       On April 2, 1993, Woods acquired new product lines and completed a recapitalization. In settlement of amounts owed on the note payable to the Company (the "Woods Note"), the Company received a cash payment of $5,560,000, two new notes and a warrant exercisable by the Company to purchase up to 375,000 shares of common stock of Woods at an exercise price of $.003 per share. The new notes received consisted of (i) a ten-year, $13,218,000 subordinated promissory note, with semiannual interest payments of $576,000 commencing on the third anniversary of the date of the note, and a final payment of principal and interest due at maturity, and (ii) a ten-year, $2,000,000 non-interest bearing, subordinated promissory note. The $2,000,000 note was paid in full on August 26, 1994. The carrying value of the $13,218,000 subordinated promissory note plus accrued interest has been calculated by discounting future cash flows at 8.5%. The Company believes that the consideration received from Woods approximated the fair value resulting from an arms length transaction.

       In December 1993, the Company exercised its warrants to purchase 375,000 shares of Woods common stock. The investment in Woods is being accounted for under the cost method. During the first quarter of 1996, the Company sold all 375,000 shares of common stock as part of Woods' initial public offering. As a result of the sale, the Company received net proceeds of approximately $4,200,000.

       On July 18, 1996, Woods prepaid the subordinated promissory note and all accrued interest through that date. The Company received approximately $10,600,000 in consideration for the subordinated promissory note and recorded a loss of $5,015,000.

  4.   INCOME TAXES

       In June 1989, the stockholders of the Company filed elections with the Internal Revenue Service and certain state taxing authorities to be treated as an S Corporation beginning April 2, 1989. As an S Corporation, the Company generally will not be subject to corporate level taxes on its net income because such income will be attributed to the Company's stockholders and taxes on such income will be directly payable by them. As a result, the Company generally intends to make quarterly distributions to its stockholders in amounts equal to such taxes estimated to be payable by them.

       Subsequent to the S Corporation election, the Company remains subject to state and local income taxes in certain states and municipalities. The Company has net operating loss carryforwards available to offset future taxable income in these states and municipalities.

  5.   LONG-TERM DEBT

       Long-term debt consisted of the following (thousands of dollars):


                                          June 29, 1996

14% Senior Subordinated Notes, due 1999        $127,004

13 7/8% Senior Subordinated Notes, due
 1999, net of unamortized discount of $71        32,771



Payable under Senior Revolving Credit            36,326
 Facility

Industrial Development Revenue Bonds,
 variable rate interest, due in 2003             11,000
 and 2004


Other                                               596
                                                    ---

                                                207,697
Less Current Maturities                         207,697
                                               --------
                                               $      0
                                               ========

       During 1995, the Company defaulted on interest payments due on its 14% and 13-7/8% subordinated notes and was in default on certain loan covenants under its financing arrangements as of June 29, 1996.These defaults give the lenders the right to accelerate the due dates. Accordingly, all debt has been classified as current in the accompanying balance sheet.

       Senior Subordinated Notes

       The 14% senior subordinated notes were sold in October 1989 (the "1989 Notes") in an underwritten public offering and are redeemable at the option of the Company, in whole or in part, after October 1, 1994, at a premium of 104%. The redemption price decreases on October 1, 1995 and 1996 to 102% and 100% respectively. The 1989 Notes are subordinated in right of payment to all senior indebtedness of the Company, as defined, which includes borrowings under the senior revolving credit facility discussed below.

       The 13-7/8% senior subordinated notes were sold in August 1987 ("1987 Notes") in an underwritten public offering and are redeemable at the option of the Company, in whole or in part. At June 29, 1996, the redemption price, which decreases annually on August 1 of each year through 1998 to 100%, was 103%. The 1987 Notes are subordinated in right of payment to all senior indebtedness of the Company, as defined, which includes borrowings under the senior revolving credit facility discussed below.

       On July 25, 1990, the Company issued $27,004,000 aggregate principal amount of its 1989 Notes in exchange for $27,177,000 aggregate principal amount of the 1987 Notes pursuant to an exchange offer for all of the outstanding 1987 Notes. In connection with the exchange, the Company fulfilled approximately 66% of its mandatory redemption payments related to the 1987 Notes. As such, the Company is subject to remaining mandatory redemption payments related to the 1987 Notes through two annual sinking fund payments of $423,000 and $13,800,000 on August 1, 1997 and 1998, respectively. These payments, plus the exchange of $27,177,000 aggregate principal amount of 1987 Notes are calculated to retire 69% of the issue prior to maturity.

       The Company is subject to certain covenants under the terms of the 1989 Notes and the 1987 Notes, including restrictions as to payments of dividends and other payments, as defined, as well as limitations on additional indebtedness. As discussed in Note 1, the Company has defaulted on interest payments due on its 14% and 13-7/8% subordinated notes and is currently in default, and was in default, as of June 29, 1996 of certain loan covenants under the terms of the 1989 Notes and the 1987 Notes.

       Senior Revolving Credit Facility

       On August 13, 1993, the Company refinanced its senior revolving credit facility (the "Refinancing"). The Refinancing was comprised of two parts. First, the Company entered into a new credit agreement (the "Credit Agreement") with its existing senior lenders providing for a three-year revolving credit facility (the "Credit Facility"). Under the Credit Facility, the Company may borrow up to an aggregate of $45,000,000 for working capital purposes (up to $20,000,000 of which may be issued as letters of credit).

       Under the Credit Agreement, the Company granted its senior lenders a first priority security interest in substantially all of the Company's assets including real property, equipment, inventory, accounts receivable not transferred pursuant to the trade receivable transaction discussed below, personal property, and intangible assets. The Credit Agreement contains numerous restrictive financial and other covenants, including, among other things, restrictions on the incurrence of additional indebtedness, sale of assets, creation of liens, and the making of investments; restrictions on mergers, acquisitions, and transactions with affiliates; restrictions on distributions and dividends to the Company's stockholders; restrictions on redemption, prepayment, and repurchases with respect to other debt; restrictions on capital expenditures; and certain financial tests, including maintaining certain levels of the Company's income, current ratio, and fixed charge on interests coverage ratios, as defined. Under the Credit Agreement, the Company is prohibited from paying any dividends without the consent of the lending banks, except for dividends to the Company's stockholders to enable them to pay all applicable income taxes attributable to them as a result of the election of the Company to be treated as an S corporation.

       On July 25, 1994, the Company and its senior lenders amended the Credit Agreement, effective July 2, 1994. Among other things, the amendment (i) increased the amount the company may borrow under the Credit Facility from $45,000,000 to $60,000,000 subject to certain specified borrowing base requirements and increased the amount which may be issued as letters of credit from $20,000,000 to $25,000,000, which amount is subject to permanent reduction in the event of certain mandatory prepayments, (ii) shortened the term of the Credit Agreement to January 1, 1996, (iii) further restricted the amounts of certain restricted junior payments, as defined, payable under certain circumstances, (iv) revised certain of the financial tests contained in the restrictive covenants to levels that better reflect the Company's recent operating results, and (v) added an additional financial covenant requiring the Company to meet a minimum cash flow test. The Credit Facility was reduced to $55,000,000 on December 15, 1994, as stated in the amendment. In consideration of the execution and delivery of the amendment, the Company paid a $1,000,000 fee to its senior lender. This amount was fully amortized during 1995.

       The Credit Agreement also contains certain subjective covenants relating to any material adverse change in the financial or other conditions of the Company. The Company is currently in default of certain loan covenants under the Credit Agreement.

       As the second part of the Refinancing, the Company sold its trade accounts receivable, exclusive of certain international and miscellaneous receivables (collectively, the "Receivables"), to BF Funding, with recourse, for a cash purchase price of $50,000,000 (the "Trade Receivables Transaction"). BF Funding is a limited partnership formed by the Company and an affiliate. The Company has limited partnership interests representing 98.5% of the total capital of BF Funding. BF Funding transferred the Receivables to a trust in accordance with terms of an agreement (the "Pooling and Servicing Agreement") dated August 13, 1993 among BF Funding, the Company, and a financial institution, as Trustee thereunder, in exchange for trust certificates, and the trust certificates were sold to investors. The proceeds from the sale were used to pay the Company for the Receivables purchased by BF Funding.

       During the term of the Trade Receivables Transaction (57 Months), the cash generated by the receivables will be used to make payments to the investors and/or to purchase additional receivables originated by the Company. Payments made to investors are based on a floating rate indexed to the London InterBank Offering Rate ("LIBOR"), and such payments are included in the accompanying statements of operations in other, net. Under the terms of the Pooling and Servicing Agreement, the Company acts as servicer (as defined therein) for the receivables.

       One of the early amortization events contemplated in the Pooling and Servicing Agreement relates to the occurrence of an insolvency event with respect to the Company, as servicer in the Trade Receivables Transaction. Insolvency event is defined in the Pooling and Servicing Agreement as the failure by a person to generally pay its debts as such debts become due.

       On July 5, 1996, the Company repurchased the accounts receivable from BF Funding for par plus accrued interest in the total amount of approximately $50,155,000. The repurchase was financed with proceeds from the Company's senior lenders under its revolving credit facility.

       The interest rates on borrowings under the Credit Agreement are at the base rate, as defined, plus 2%, or at the Eurodollar rate, as defined, plus 4.25%, as selected by the Company. At June 29, 1996, the interest rate on outstanding borrowings was 10.25% per annum. The annual interest rate will be reduced by up to a maximum of one-half of 1% if certain financial performance requirements in the Credit Agreement are met. In addition, the Company pays monthly a facility fee of one-half of 1% per annum of the average daily unused portion of the facility and a letter of credit fee of 2.75% per annum of the average withdrawn face amount of each outstanding letter of credit.

       Industrial Development Revenue Bonds

       Industrial development revenue bonds were issued and sold to refinance the purchase of certain plants from West Point Stevens Inc. These Bonds are backed by letters of credit issued under the Credit Facility in the amount of approximately $11,141,000. These Bonds mature in December 2003 and October 2004. No amortization is required as the entire principal amount is due at maturity. Interest on the bonds is at a floating rate, which is reset weekly. At June 29, 1996, the interest rate on these bonds was 4.33%. The Company is subject to certain covenants with respect to the bonds, primarily to maintain their tax-exempt status.

       In January 1996, the Company closed the plants that were purchased in connection with the issuance of the industrial development revenue bonds. This financing agreement states that the loan payments are subject to mandatory prepayment upon a cessation of operation. The bond indenture determines that a cessation of operation shall not be deemed to have occurred until 60 days shall have elapsed after written notice has been given to the Company, as borrower, the bank, and the trustee by the issuer that operation of the project, as defined, shall have ceased. The Company has not yet received such notice.

       6.  SUBSEQUENT EVENTS

       On July 3, 1996 (the "Filing Date"), following receipt of approval by the requisite creditors and security holders of the Company, the Company filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On September 12, 1996, the Bankruptcy Court issued an order confirming the Plan. The Plan was consummated on September 27, 1996 (the "Effective Date").

       Principal Provisions of the Plan

       On the Effective Date and pursuant to the Plan, the following events, among other things, occurred:

       (i) The Loan and Security Agreement dated as of September 12, 1996, by and among Congress Financial Corporation (Southern), as agent, ("Congress") and the lenders party thereto (Congress and lenders are collectively referred to herein as the "New Banks") and the Company (the "New Credit Agreement") became operative, thereby providing the Company with a source of financing. On the Effective Date, all outstanding indebtedness to the Banks relating to pre-Effective Date obligations arising under the Old Credit Agreement was repaid (or, in the case of then-outstanding letters of credit, cash collateralized) in full.

       (ii) Each holder of the Company's outstanding 14% Senior Subordinated Notes and 13.875% Senior Subordinated Notes become entitled to receive 59.9177745 and 57.5877576 shares, respectively, of the Company's Common Stock, $.01 par value per share (the "Common Stock") issued and outstanding as of the Effective Date for each $1,000 principal amount of Old Subordinated Notes held by such holder (the right to receive distributions with respect to all Old Subordinated Notes represents in the aggregate approximately 9,500,000 shares, or 95% of the Common Stock, assuming all Old Subordinated Notes are exchanged, as of the Effective Date).

       (iii) Each holder of pre-Merger common stock, (the "Old Common Stock" or "Old Equity Interests") became entitled to receive, in exchange for each share of Old Common Stock, 50.9511043 shares of Common Stock (the right to receive distributions with respect to all Old Equity Interests represents in the aggregate approximately 500,000 shares, or 5% of the Common Stock, assuming all shares of Old Common Stock are exchanged, as of the Effective Date).

       Appointments of President and Chief Executive Officer and Directors

       In August 1996, Michael L. Fulbright was appointed to serve as President and Chief Executive Officer of the Company.

       In September 1996, the Company appointed C. Scott Bartlett, Jr., Marvin
       B. Crow, Michael L. Fulbright, Irwin N. Gold, Stewart M. Kasen, George A. Poole, Jr. and James A. Williams to its Board of Directors, to serve with Thomas C. Foley, an existing director.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

  To the Board of Directors of
  The Bibb Company and Subsidiary;

  We have audited the accompanying consolidated balance sheets of THE BIBB COMPANY (a Delaware corporation) AND SUBSIDIARY as of December 30, 1995 and December 31, 1994 and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Bibb Company and subsidiary as of December 30, 1995 and December 31, 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 30, 1995 in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, has defaulted on interest payments due on its senior subordinated notes and is in default of certain covenants under its financing agreements, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1.

  On July 3, 1996, the Company filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Court. On September 12, 1996, the bankruptcy court issued an order confirming the reorganization. The reorganization was consummated on September 27, 1996. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

  Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to consolidated financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

  ARTHUR ANDERSEN LLP

  Atlanta, Georgia
  March 8, 1996
  (except with respect to the fourth paragraph of Note 1, the thirteenth paragraph of
  Note 5, the third paragraph of Note 9, and the fifth, sixth and seventh paragraphs of
  Note 1, as to which the dates are July 3, 1996, July 5, 1996, July 18, 1996, and
  September 27, 1996, respectively)

                        THE BIBB COMPANY AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                    December 30, 1995 and December 31, 1994
                       (In Thousands, Except Share Data)


                                                                   LIABILITIES AND STOCKHOLDERS'
                 ASSETS                     1995      1994                 DEFICIT                       1995       1994
                 ------                     ----      ----                 -------                       ----       ----
CURRENT ASSETS:                                               CURRENT LIABILITIES:
Cash and cash equivalents                     $150      $113  Current maturities of long-term debt     $208,971   $197,128
Restricted cash                              7,966     6,902  Accounts payable                           33,107     35,865
Accounts receivable, net of                                   Accrued payroll and other compensation     13,999     16,017
  allowances for doubtful accounts,                           Accrued interest                           26,984      6,959
  discounts, and claims of $5,134 and                         Other accrued liabilities                   6,204      3,327
  $4,667 as of December 30, 1995 and                                                                   --------   --------
  December 31, 1994, respectively            7,926    25,074    Total current liabilities               289,265    259,296
                                                                                                       --------   --------
                                                              LONG-TERM DEBT less current
Inventories                                 80,185    86,697  maturities                                      0     11,000
Prepaid expenses and other current                                                                     --------   --------
  assets                                     1,907       135  COMMITMENTS AND CONTINGENCIES (Note 11)
                                            ------   -------
     Total current assets                   98,134   118,921

                                                              STOCKHOLDERS' DEFICIT:
PROPERTY, PLANT AND EQUIPMENT, net          77,414    85,024  Preferred stock, Series A
                                                               cumulative, $10 par value;
                                                               250,000 shares authorized, 0
INVESTMENT IN AND NOTE RECEIVABLE                              shares issued and outstanding                  0          0
 FROM T.B. WOOD'S SONS COMPANY              15,270    14,098  Common stock, $.10 par value;
                                                               500,000 shares authorized,
                                                               9,600 shares issued and out-
                                                               standing                                       1          1
                                                              Additional paid-in capital                  3,427      3,427
                                                              Retained deficit                         (93,105)   (45,514)
OTHER ASSETS                                 7,820    10,128  Minimum pension liability
                                                               adjustment                                 (950)       (39)
                                                                                                       --------   --------
                                                                Total stockholders' deficit            (90,627)   (42,125)
                                          --------  --------                                           --------   --------
                                          $198,638  $228,171                                           $198,638   $228,171
                                          ========  ========                                           ========   ========

      The accompanying notes are an integral part of these consolidated balance sheets.

                        THE BIBB COMPANY AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

  FOR THE YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994 AND JANUARY 1, 1994

                       (In Thousands, Except Share Data)

                                     December 30,   December 31,    January 1,
                                         1995           1994           1994
                                    -------------  -------------   ------------
NET SALES                                $389,998       $459,192      $487,892

 COST OF SALES                            366,040        432,235       410,713
                                     -------------  -------------   ------------
   Gross profit                            23,958         26,957        77,179

 SELLING AND ADMINISTRATIVE
  EXPENSES                                 36,130         41,765        43,134

 MANAGEMENT FEES TO AFFILIATE               3,368          4,000         4,000
                                     -------------  -------------   ------------
   Operating (loss) profit                (15,540)       (18,808)       30,045
                                     -------------  -------------   ------------
 OTHER (EXPENSE) INCOME:
  Interest expense                        (27,926)       (26,379)      (25,605)
  Interest income from T.B. Wood's
   Sons Company                             1,172          1,174           586
  Loan fee amortization and
   related expenses                        (2,486)        (1,795)       (1,847)
  Gain on sale of unconsolidated
   subsidiary                                   0              0         3,182
  Other, net                               (2,811)        (2,108)       (1,275)
                                     -------------  -------------   ------------
                                          (32,051)       (29,108)      (24,959)
                                     -------------  -------------   ------------
 (LOSS) INCOME BEFORE
  EXTRAORDINARY ITEM                      (47,591)       (47,916)        5,086

 EXTRAORDINARY ITEM, loss from
  retirement of debt in connection
  with refinancing                              0              0           738
                                     -------------  -------------   ------------
 NET (LOSS) INCOME                       $(47,591)      $(47,916)     $  4,348
                                     =============  =============   ============
 PER SHARE OF COMMON STOCK:
  (Loss) income before
   extraordinary item                    $ (4,957)      $ (4,991)     $    529
  Extraordinary item                            0              0            76
                                     -------------  -------------   ------------
 NET (LOSS) INCOME PER SHARE OF
  COMMON STOCK                           $ (4,957)      $ (4,991)     $    453
                                     =============  =============   ============
 WEIGHTED AVERAGE SHARES
  OUTSTANDING                               9,600          9,600         9,600
                                     =============  =============   ============

 The accompanying notes are an integral part of these consolidated statements.

                        THE BIBB COMPANY AND SUBSIDIARY


      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

 FOR THE YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994, AND JANUARY 1, 1994

                                 (In Thousands)




                                                                                                      Minimum
                                                                    Additional     Retained           Pension
                                          Preferred      Common      Paid-In       Earnings          Liability
                                            Stock        Stock       Capital       (Deficit)        Adjustment       Total
                                          ---------   -----------  ------------   -----------      ------------   -----------
BALANCE, January 2, 1993                     $0            $1          $3,427      $ (1,946)          $   0         $  1,482

   Net income                                 0             0               0         4,348               0            4,348
   Net pension liability adjustment           0             0               0             0            (331)            (331)
                                          ---------   -----------  ------------   -----------      ------------   -----------
BALANCE, January 1, 1994                      0             1           3,427         2,402            (331)           5,499

   Net loss                                   0             0               0       (47,916)              0          (47,916)
   Net pension liability adjustment           0             0               0             0             292              292
                                          ---------   -----------  ------------   -----------      ------------   -----------
BALANCE, December 31, 1994                    0             1           3,427       (45,514)            (39)         (42,125)

   Net loss                                   0             0               0       (47,591)              0          (47,591)
   Net pension liability adjustment           0             0               0             0            (911)            (911)
                                          ---------   -----------  ------------   -----------      ------------   -----------
BALANCE, December 30, 1995                   $0            $1          $3,427      $(93,105)          $(950)        $(90,627)
                                          =========   ===========  ============   ===========      ============   ===========

 The accompanying notes are an integral part of these consolidated statements.

                        THE BIBB COMPANY AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
 FOR THE YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994, AND JANUARY 1, 1994
                                 (In Thousands)



                                                                          December 30,   December 31,   January 1,
                                                                             1995           1994          1994
                                                                          ------------   ------------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income                                                         $(47,591)      $(47,916)     $ 4,348
  Adjustments to reconcile net (loss) income to net cash
  provided by (used in) operating activities:
    Depreciation and amortization                                             15,644         14,283       12,239
    Loan fee amortization and related expenses                                 2,486          1,795        1,309
    Extraordinary loss on retirement of debt                                       0              0          738
    Gain on sale of unconsolidated subsidiary                                      0              0       (3,182)
    Net loss (gain) on sale and retirement of assets                             (50)             4          (11)
    Interest receivable on note receivable from T.B. Wood's Sons
      Company                                                                 (1,172)        (1,174)        (586)
    Changes in operating assets and liabilities:
      Restricted cash                                                         (1,064)        (1,558)      (5,344)
      Accounts receivable                                                     17,148         (7,800)      48,740
      Inventories                                                              6,512         15,763       (2,550)
      Prepaid expenses and other current assets                               (1,772)           949         (354)
      Accounts payable and accrued liabilities                                17,215          5,294        4,300
                                                                          ------------   ------------   ----------
         Net cash provided by (used in) operating activities                   7,356        (20,360)      59,647
                                                                          ------------   ------------   ----------


                                                                          December 30,   December 31,   January 1,
                                                                             1995           1994          1994
                                                                          ------------   ------------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures                                                        (5,489)       (11,129)      (13,807)
 Proceeds from sale of fixed assets                                             249             32           108
 Proceeds from sale of unconsolidated subsidiary                                  0              0         3,750
 Repayment of notes receivable from
  T.B. Wood's Sons Company, net                                                   0          2,000         5,560
 Other, net                                                                  (2,922)        (2,265)       (2,629)
                                                                          ------------   ------------   ----------
         Net cash used in investing activities                               (8,162)       (11,362)       (7,018)
                                                                          ------------   ------------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Repayments of long-term debt                                                   (64)           (67)          (59)
 Net borrowings (repayments) under revolving line of credit                     907         31,756       (50,123)
 Deferred loan fees                                                               0              0        (2,403)
                                                                          ------------   ------------   ----------
         Net cash provided by (used in) financing activities                    843         31,689       (52,585)
                                                                          ------------   ------------   ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             37            (33)           44

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                113            146           102
                                                                          ------------   ------------   ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                 $    150       $    113      $    146
                                                                          ============   ============   ==========
SUPPLEMENTAL CASH FLOW DISCLOSURE:
 Interest paid                                                             $ 10,538       $ 27,866      $ 26,278
                                                                          ============   ============   ==========

 The accompanying notes are an integral part of these consolidated statements.

                        THE BIBB COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           DECEMBER 30, 1995, DECEMBER 31, 1994, AND JANUARY 31, 1994

 1.   NATURE OF BUSINESS AND BASIS OF PRESENTATION

      The Bibb Company ("Bibb" or the "Company") is engaged in the manufacturing and marketing of consumer products for the home, principally sheets, pillowcases, towels, and other bedding and bath accessories, as well as apparel fabrics and other specialty engineered textile products used in making high-pressure hoses and other industrial products. The Company has manufacturing plants located in Georgia, South Carolina, North Carolina, and Virginia. The Company has been engaged in the manufacturing and marketing of textile products since 1876. in April 1991, The Company introduced the Royalton product line, which includes licensed designer bed and bath products targeted to upscale department and specialty stores.
      The Company's top customers are primarily retailers throughout the United States.

      In 1993, The Company entered into an agreement of limited partnership with an affiliate whereby the Company agreed to contribute receivables to BF Funding, L.P. ("BF Funding" or the "Partnership"), a Georgia limited partnership, in exchange for limited partnership interests representing 98.5% of the total capital of BF Funding. The primary purpose of BF Funding is to acquire receivables of the Company which will be transferred to a trust and sold to third-party investors (Note 5). Under the agreement, the profits and losses of BF Funding are allocated in proportion to each partner's share of capital contributions.

      Going Concern Matters

      For the years ended December 30, 1995 and December 31, 1994 , the Company has incurred significant operating losses. as of December 30, 1995 and December 31, 1994, the Company was in default of certain loan covenants under its financing arrangements. During 1995, the Company defaulted on interest payments due on its 14% and 13 7/8% senior subordinated notes (Note 5). These defaults give the lenders the right to accelerate the due dates of all debt. Accordingly, all debt has been classified as current in the accompanying consolidated balance sheet as of December 30, 1995.
      In addition, the Company had a stockholders' deficit of $90,627 and $42,125 as of December 30, 1995 and December 31, 1994, respectively.
      These conditions raise substantial doubt about the Company's ability to continue as a going concern.

      On July 3, 1996, the Company filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Court. As part of the reorganization plan (the "Plan"), the holders of the 14% and 13 7/8% senior subordinated notes would receive 95% of the issued and outstanding common stock of the Company in exchange for 100% of the outstanding principal amount of the senior subordinated notes, including all interest due thereon. The Plan does not alter, adjust, or reduce the Company's obligations to its other creditors.

      On September 12, 1996, the bankruptcy court issued an order confirming the Plan. The Plan was consummated on September 27, 1996 (the "Effective Date").

      As of the Effective Date, in accordance with AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"), the Company will be required to adopt "fresh-start" reporting. Pursuant to the adoption of fresh-start reporting, the Company will be required to determine its reorganization value, which represents the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the Company immediately after its emergence from Chapter 11 status.

      On the Effective Date and pursuant to the Plan, the Company obtained financing from lending institutions to repay its senior revolving credit facility (Note 5) and finance additional capital expenditures (the "Loan and Security Agreement"). Under the Loan and Security Agreement, the Company is entitled to borrow up to a maximum of $110 million ($115 million during the months of July through November in each calendar year). Borrowings in the form of a term loan of $25 million and in the form of revolving loans for the remainder of such borrowings are only available to the extent that a sufficient borrowing base, calculated based on eligible receivables and inventory, exists. Borrowings under this credit facility bear interest at "prime rate," as defined, plus 1%, or at the Company's option, the Adjusted Eurodollar Rate plus 3.25%. This credit agreement is for a minimum of three years, subject to one-year extensions unless terminated by the lenders or the Company. Substantially, all of the assets of the Company are pledged as collateral under the Loan and Security Agreement. This credit facility contains numerous restrictive financial and other covenants including restrictions on the incurrence of indebtedness, liens, mergers, acquisitions, asset sales, and dividends, among others.

      In addition, the Company has implemented a plan to improve its operations through the downsizing and disposal of certain unprofitable operations and product lines and the reduction of certain operating expenses. The downsizing included the closing of two manufacturing plants and one distribution center. There can be no assurances that the ongoing negotiations with the Company's lenders or the Company's future operations will be successful or that future financing will be available.

      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

      Certain risks

      The Company is subject to certain risks in the ordinary course of business. Among those is the risk of an increase in cotton prices that significantly affects the cost of production and cash flows (Note 11).

 2.   SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation

      The financial statements include the accounts of the Company and the Partnership. All significant intercompany accounts and transactions have been eliminated in consolidation. The minority interest in the net assets of BF Funding has been combined with the accounts of the Company in the accompanying financial statements as the minority interest is owned by the principal stockholder of the Company.

      The Company's annual reporting period is the 52- or 53-week period ending on the Saturday nearest December 31. The Company's results of operations and cash flows are presented for the years ended December 30, 1995 (52 weeks), December 31, 1994 (52 weeks), and January 1, 1994 (52 weeks).

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Cash, Cash Equivalents, and Restricted Cash

      The Company considers all short-term deposits with an original maturity of three months or less to be cash equivalents.

      Restricted cash represents cash required to be held in connection with the sale of receivables to the Partnership as discussed in Note 5.

      Property, Plant, and Equipment

      Property, plant, and equipment are stated at cost less accumulated depreciation and are depreciated using the straight-line method over estimated useful asset lives of 15 to 50 years for buildings and improvements and 3 to 15 years for machinery and equipment. Leasehold improvements are depreciated over the shorter of the estimated useful asset life or the term of the related lease.


      Maintenance and repair costs are charged to expense as incurred, and major renewals and betterments are capitalized. When property or equipment is retired or otherwise disposed of, the related carrying value and accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded in the statement of operations.

      Inventories

      Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out ("LIFO") method except for certain supplies, for which cost is determined on the first-in, first-out ("FIFO") method. Market is defined as net realizable value. Cost includes raw materials, direct labor, and manufacturing overhead. Approximately 96% of total inventories were valued using the LIFO method at December 30, 1995 and December 31, 1994.

      Sale of Unconsolidated Subsidiary

      During the year ended January 1, 1994, the Company sold its investment in an unconsolidated subsidiary. The gain on the sale is included in other income in the accompanying statement of operations for the year ended January 1, 1994.

      Pensions and Other Postretirement Benefits

      Statement of Financial Accounting Standards ("SFAS") No. 87 requires that a company record an additional minimum pension liability to the extent that a company's accumulated pension benefit obligation exceeds the fair value of pension plan assets and accrued pension liabilities. This additional minimum pension liability is offset by an intangible asset, not to exceed prior service costs of the pension plan. Amounts in excess of prior service costs are reflected as a reduction in stockholders' equity.

      Prior to 1993, the Company accounted for retiree health care and life insurance benefits on a pay-as-you-go basis. Effective January 2, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." As more fully described in
      Note 8, the Company has elected to amortize the impact of SFAS No. 106 ratably over 10.5 years.

      Extraordinary Item

      In connection with the refinancing as described in Note 5, the Company recorded an extraordinary loss of $738,000 to write off deferred loan costs related to the original senior revolving credit facility. This loss is included as an extraordinary item in the accompanying statement of operations for the year ended January 1, 1994.

      Net (Loss) Income Per Share

      Net (loss) income per share is based on the weighted average number of shares of common stock outstanding during each fiscal year, which was 9,600 for the years ended December 30, 1995, December 31, 1994, and January 1, 1994.

      Fair Value of Financial Instruments

      The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

          Cash, Cash Equivalents, and Accounts Receivable

          The carrying amount approximates fair value due to the short maturity period of these instruments.

          Investment

          The fair value of the Company's investment in T. B. Wood's Sons Company ("Woods") (375,000 shares and a note receivable) was $14,800,000 at December 30, 1995 (Note 9). The fair value at December 31, 1994 was $14,100,000, which approximates the carrying amount.

          Debt

          The fair value of the Company's debt is estimated based on the adjusted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

          At December 30, 1995, the senior subordinated notes were traded in the open market at the following bid prices:

                                                           Bid Price
                                                           Per $100
                                                             Note
                                                          -----------
                                         Issue:
                                             13 7/8%          $34
                                             14%               34


          The carrying amounts of the senior revolving credit facility and the industrial development revenue bonds approximate fair value based on current interest rates for similar financial instruments.

      Accounting Pronouncements Not Yet Adopted

      In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, as well as for long-lived assets and certain identifiable intangibles to be disposed of. The Company will be required to adopt the new standard in the first quarter of 1996. Management has not yet determined the effect that the adoption of the new standard will have on the consolidated financial position or results of operations.

      Reclassification

      Certain prior year amounts have been reclassified to conform with the current year presentation.

3.    INVENTORIES

      The major categories of inventories are as follows (in thousands):

                                          December 30,   December 31,
                                              1995           1994
                                          ------------   ------------
      Raw materials and supplies              $ 11,708       $ 15,164
      Work in progress                          40,558         38,828
      Finished goods                            46,592         48,112
                                          ------------   ------------
                  Total at FIFO cost            98,858        102,104

      Excess of FIFO cost over LIFO cost       (18,673)       (15,407)
                                          ------------   ------------
                  Total at FIFO cost          $ 80,185       $ 86,697
                                          ============   ============

      Substantially all inventories are pledged as collateral under the senior revolving credit facility (Note 5).


4.    PROPERTY, PLANT, AND EQUIPMENT

      Property, plant, and equipment consist of the following (in thousands):

                                               December 30,     December 31,
                                                   1995             1994
                                              ---------------  ---------------
      Machinery and equipment                        $119,721         $116,910
      Land, buildings, and improvements                43,922           42,119
                                              ---------------  ---------------
                                                      163,643          159,029
      Less accumulated depreciation                    86,229           74,005
                                              ---------------  ---------------
                                                     $ 77,414         $ 85,024
                                              ===============  ===============

      Substantially all property, plant, and equipment are pledged as collateral under the senior revolving credit facility (Note 5).

5.    LONG-TERM DEBT

      Long-term debt consisted of the following (in thousands):

                                                    December 30,  December 31,
                                                       1995          1994
                                                    ------------  ------------
          14% senior subordinated notes                $127,004      $127,004

          13 7/8% senior subordinated notes, net
          of unamortized discount of $62 and $81
          at December 30, 1995 and December 31,
          1994, respectively                             32,761        32,742

          Payable under senior revolving credit
          facility                                       37,563        36,656

          Industrial development revenue bonds,
          variable rate interest                         11,000        11,000

          Other                                             643           726
                                                    -----------   -----------
                                                        208,971       208,128

          Less current maturities                       208,971       197,128
                                                    -----------   -----------
                                                       $      0      $ 11,000
                                                    ===========   ===========

      During 1995, the Company defaulted on interest payments due on its 14% and 13 7/8% subordinated notes and was in default of certain loan covenants under its financing arrangements as of December 30, 1995 and December 31, 1994. These defaults give the lenders the right to accelerate the due dates. Accordingly, all debt has been classified as current in the accompanying balance sheet as of December 30, 1995. (See Note 1 regarding a refinancing on September 27, 1996).

      Senior Subordinated Notes

      The 14% senior subordinated notes were sold in October 1989 (the "1989 Notes") in an underwritten public offering and are redeemable at the option of the Company, in whole or in part, after October 1, 1994, at a premium of 104%. The redemption price decreases on October 1, 1995 and 1996 to 102% and 100%, respectively. The 1989 Notes are subordinated in right of payment to all senior indebtedness of the Company, as defined, which includes borrowings under the senior revolving credit facility discussed below.

      The 13 7/8% senior subordinated notes were sold in August 1987 ("1987 Notes") in an underwritten public offering and are redeemable at the option of the Company, in whole or in part. At December 30, 1995, the redemption price, which decreases annually on August 1 of each year through 1998 to 100%, was 103%. The 1987 Notes are subordinated in right of payment to all senior indebtedness of the Company, as defined, which includes borrowings under the senior revolving credit facility discussed below.

      On July 25, 1990, the Company issued $27,004,000 aggregate principal amount of its 1989 Notes in exchange for $27,177,000 aggregate principal amount of the 1987 Notes pursuant to an exchange offer for all of the outstanding 1987 Notes. In connection with the exchange, the Company fulfilled approximately 66% of its mandatory redemption payments related to the 1987 Notes. As such, the Company is subject to remaining mandatory redemption payments related to the 1987 Notes through two annual sinking fund payments of $423,000 and $13,800,000 on August 1, 1997 and 1998, respectively. These payments, plus the exchange of $27,177,000 aggregate principal amount of 1987 Notes, are calculated to retire 69% of the issue prior to maturity.

      The Company is subject to certain covenants under the terms of the 1989 Notes and the 1987 Notes, including restrictions as to payments of dividends and other payments, as defined, as well as limitations on additional indebtedness. As discussed in Note 1, the Company has defaulted on interest payments due on its 14% and 13 7/8% subordinated notes and is currently in default, and was in default, as of December 30, 1995 of certain loan covenants under the terms of the 1989 Notes and the 1987 Notes.

      Senior Revolving Credit Facility

      On August 13, 1993, the Company refinanced its senior revolving credit facility (the "Refinancing"). The Refinancing was comprised of two parts. First, the Company entered into a new credit agreement (the "Credit Agreement") with its existing senior lenders providing for a three-year revolving credit facility (the "Credit Facility"). Under the Credit Facility, the Company may borrow up to an aggregate of $45,000,000 for working capital purposes (up to $20,000,000 of which may be issued as letters of credit).

      Under the Credit Agreement, the Company granted its senior lenders a first priority security interest in substantially all of the Company's assets including real property, equipment, inventory, accounts receivable not transferred pursuant to the trade receivables transaction discussed below, personal property, and intangible assets. The Credit Agreement contains numerous restrictive financial and other covenants, including, among other things, restrictions on the incurrence of additional indebtedness, sale of assets, creation of liens, and the making of investments; restrictions on mergers, acquisitions, and transactions with affiliates; restrictions on distributions and dividends to the Company's stockholders; restrictions on redemption, prepayment, and repurchases with respect to other debt; restrictions on capital expenditures; and certain financial tests, including maintaining certain levels of the Company's income, current ratio, and fixed charge and interest coverage ratios, as defined. Under the Credit Agreement, the Company is prohibited from paying any dividends without the consent of the lending banks, except for dividends to the Company's stockholders to enable them to pay all applicable income taxes attributable to them as a result of the election of the Company to be treated as an S corporation (Note 7).

      On July 25, 1994, the Company and its senior lenders amended the Credit Agreement, effective July 2, 1994. Among other things, the amendment (i) increased the amount the Company may borrow under the Credit Facility from $45,000,000 to $60,000,000 subject to certain specified borrowing base requirements and increased the amount which may be issued as letters of credit from $20,000,000 to $25,000,000, which amount is subject to permanent reduction in the event of certain mandatory prepayments, (ii) shortened the term of the Credit Agreement to January 1, 1996, (iii) further restricted the amounts of certain restricted junior payments, as defined, payable under certain circumstances, (iv) revised certain of the financial tests contained in the restrictive covenants to levels that better reflect the Company's recent operating results, and (v) added an additional financial covenant requiring the Company to meet a minimum cash flow test. The Credit Facility was reduced to $55,000,000 on December 15, 1994, as stated in the amendment. In consideration of the execution and delivery of the amendment, the Company paid a $1,000,000 fee to its senior lender. This amount was fully amortized during 1995.

      The Credit Agreement also contains certain subjective covenants relating to any material adverse change in the financial or other conditions of the Company. As discussed in Note 1, the Company is currently in default of certain loan covenants under the Credit Agreement.

      As the second part of the Refinancing, the Company sold its trade accounts receivable, exclusive of certain international and miscellaneous receivables (collectively, the "Receivables"), to BF Funding, with recourse, for a cash purchase price of $50,000,000 (the "Trade Receivables Transaction"). BF Funding transferred the Receivables to a trust in accordance with terms of an agreement (the "Pooling and Servicing Agreement") dated August 13, 1993 among BF Funding, the Company, and a financial institution, as Trustee thereunder, in exchange for trust certificates, and the trust certificates were sold to investors. The proceeds from the sale were used to pay the Company for the

      Receivables purchased by BF Funding. During the term of the Trade Receivables Transaction (57 months), the cash generated by the receivables will be used to make payments to the investors and/or to purchase additional receivables originated by the Company. Payments made to investors are based on a floating rate indexed to the London InterBank Offering Rate ("LIBOR"), and such payments are included in the accompanying statements of operations in other, net. Under the terms of the Pooling and Servicing Agreement, the Company acts as servicer (as defined therein) for the receivables.

      One of the early amortization events contemplated in the Pooling and Servicing Agreement relates to the occurrence of an insolvency event with respect to the Company, as servicer in the Trade Receivables Transaction. Insolvency event is defined in the Pooling and Servicing Agreement as the failure by a person to generally pay its debts as such debts become due.

      On July 5, 1996, the Company repurchased the accounts receivable from BF Funding for par plus accrued interest in the total amount of approximately $50,155,000. The repurchase was financed with proceeds from the Company's senior lenders under its revolving credit facility.

      The interest rates on borrowings under the Credit Agreement are at the base rate, as defined, plus 2%, or at the Eurodollar rate, as defined, plus 4.25%, as selected by the Company. At December 30, 1995 and December 31, 1994, the interest rate on outstanding borrowings was 10.5% per annum. The annual interest rate will be reduced by up to a maximum of one-half of 1% if certain financial performance requirements in the Credit Agreement are met. In addition, the Company pays monthly a facility fee of one-half of 1% per annum of the average daily unused portion of the facility and a letter of credit fee of 2.75% per annum of the average undrawn face amount of each outstanding letter of credit.

      Industrial Development Revenue Bonds

      Industrial development revenue bonds were issued and sold to refinance the purchase of certain plants from Westpoint Stevens Inc. These bonds are backed by letters of credit issued under the Credit Facility in the amount of approximately $11,141,000. These bonds mature in December 2003 and October 2004. No amortization is required as the entire principal amount is due at maturity. Interest on the bonds is at a floating rate, which is reset weekly. At December 30, 1995 and December 31, 1994, interest rates on the bonds were 5.4% and 5.65%, respectively. The Company is subject to certain covenants with respect to these bonds, primarily to maintain their tax-exempt status.

      In January 1996, the Company closed the plants that were purchased in connection with the issuance of the industrial development revenue bonds. This financing agreement states that the loan payments are subject to mandatory prepayment upon a cessation of operation. The bond indenture determines that a cessation of operation shall not be deemed to have occurred until 60 days shall have elapsed after written notice has been given to the Company, as borrower, the bank, and the trustee by the issuer that operation of the project, as defined, shall have ceased. The Company has not yet received such notice.

6.    STOCKHOLDERS' DEFICIT

      As a result of Bibb's merger into NTC Holdings in a reorganization on March 31, 1989 (the "Reorganization"), Bibb's outstanding capital stock was canceled and NTC Holdings' 9,600 shares of issued and outstanding $.10 par value common stock became the outstanding capital stock of the Company.

      Pursuant to stockholders' agreements, which were entered into in connection with the Reorganization, the controlling stockholder and the Company have the right of first and second refusal, respectively, in the event a minority stockholder wishes to sell any of his or her shares of common stock to a third party. In addition, during the term of the agreements, (a) the controlling stockholder may purchase all the shares of the minority stockholders, (b) the controlling stockholder may not sell his shares of common stock unless the minority stockholders are given the right to participate in any such transaction on identical terms, and (c) the minority stockholders have been granted certain registration rights for certain future offerings by the Company of its common stock.



  7.  INCOME TAXES

      In June 1989, the stockholders of the Company filed elections with the Internal Revenue Service and certain state taxing authorities to be treated as an S corporation beginning April 2, 1989. As an S corporation, the Company generally will not be subject to corporate level taxes on its net income because such income will be attributed to the Company's stockholders and taxes on such income will be directly payable by them. As a result, the Company generally intends to make quarterly distributions to its stockholders in amounts equal to such taxes estimated to be payable by them. Subsequent to the S corporation election, the Company remains subject to state and local income taxes in certain states and municipalities.

      As a result of the S corporation election, the Company may be subject to additional taxes based on the net difference in the tax basis and fair market value of the Company's assets on the effective date of the S corporation election, if such assets are sold or inventories liquidated by the Company within ten years of the date of the S corporation election. The Company currently does not anticipate any asset sales or inventory liquidations which would result in material additional taxes.

      Effective January 3, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method in accounting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of adopting SFAS No. 109 was not material to the Company's financial position or the results of its operations. The financial accounting basis was exceeded by the income tax basis of the Company's assets and liabilities by approximately $24,300,000 and $19,800,000 as of December 30, 1995 and December 31, 1994, respectively.

  8.  BENEFIT PLANS

      In November 1990, the Company entered into stock option agreements (the "1990 Options") with certain key employees ("Optionees"), whereby the Company granted the Optionees options to purchase 624.7 shares of the Company's common stock with exercise prices ranging from approximately $115 per share to $10,417 per share. The majority of the options became exercisable beginning in October 1992 and were exercisable until one year thereafter. During 1993, the board of directors elected to extend the exercise period of the 1990 Options to October 25, 2003. In addition, the $10,417 exercise price was lowered to $7,812.50. The remaining options are exercisable beginning in May 1997 and until one year thereafter. All stock options under the agreements vest beginning at 30% after the second anniversary of the measuring date, as defined in each agreement, and ratably at 15% per annum through the sixth anniversary and 10% on the seventh anniversary. During 1994, the Company granted to certain other employees options to purchase 90 shares of the Company's common stock. These options are exercisable for a one-year period commencing on the seventh anniversary of the measuring date, as defined in each agreement.

      In November 1990, the Company adopted a dividend participation plan for the same executives who were granted the stock options at that time.
      Under the terms of the plan, if a dividend, other than a stock or tax dividend, is paid to stockholders of the Company, a compensating amount is earned by the participants equal to the dividend per share amount.
      Amounts earned up to a base amount, as defined in the agreement, are credited to the participants' accounts and paid only when the participants exercise the stock options. Any amounts earned which exceed the base amount are paid to the participants as earned concurrent with the payment of dividends to the Company's stockholders. Under this plan, the Company records compensation expense when the dividends are earned. There was no compensation expense recorded under this plan in 1995, 1994, or 1993.

      The Company maintains an incentive compensation plan for its salaried employees, which provides for incentive awards based on certain levels of earnings. The amounts awarded under the plan and charged to expense in the accompanying statements of operations were $0, $150,000, and $2,150,000 for the years ended December 30, 1995, December 31, 1994, and January 1, 1994, respectively.

      The Company maintains a separate defined contribution 401(k) profit-sharing plan covering substantially all hourly and salaried employees. Under this plan, the Company contributes a specified percentage of each eligible employee's contributions. Amounts contributed under the plan were $786,000, $874,000, and $814,000 for the years ended December 30, 1995,
      December 31, 1994 and January 1, 1994, respectively.

      The Company also maintains an executive deferred compensation plan under which eligible executives may elect to defer up to 50% of their compensation. Amounts deferred are paid to the executives or their beneficiaries following retirement, termination, or death. A liability for amounts deferred under this plan of approximately $2,768,835 and $3,424,000 at December 30, 1995 and December 31, 1994, respectively, is included in accrued payroll and other compensation in the accompanying balance sheets.

      Postretirement Benefits

      The Company provides reduced life insurance benefits to retired employees who were employed prior to January 1, 1974. On January 3, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This standard requires that the expected cost of these benefits be charged to expense during the years that the employees render service. This was a change from the Company's prior policy of recognizing postretirement benefits on a cash basis. Based on actuarial estimates, using currently available data, the postretirement benefit obligation at January 3, 1993, measured in accordance with SFAS No. 106, was approximately $2,400,000. The Company elected to amortize the obligation over a 10.5 year period, the average remaining life expectancy of the participants, beginning January 3, 1993.

      The net periodic postretirement benefit cost includes the following components for the years ended December 30, 1995 and December 31, 1994, respectively (in thousands):

                                                       1995        1994
                                                      ------      ------
             Interest cost on accumulated
              postretirement benefit obligation
                                                        $146        $165
             Amortization of transition benefit          229         229
                                                       ------      ------
                                                        $375        $394
                                                       ======      ======

      The accumulated postretirement benefit obligation was determined using a discount rate of 8%.

      Pension Plan

      The Company maintains a noncontributory defined benefit pension plan covering substantially all of its hourly and salaried employees. The benefits under the plan are based on years of service and compensation during the period in which the employees participate in the plan. The Company's funding policy is to contribute an amount based on actuarially determined values required to sustain the plan on a sound financial basis.

      The net periodic pension cost consisted of the following components (in thousands):

                                        December 30,   December 31,  January 1,
                                           1995           1994          1994
                                       -------------- ------------- ------------
      Service cost--benefits earned
       during the period                     $1,358         $1,629       $1,162

      Actual (return) loss on plan
       assets                                  (423)           132         (180)
      Interest cost on projected
       benefit obligation                       419            311          172

      Net amortization and deferral              73           (316)          48
                                       -------------- ------------- ------------
             Net periodic pension cost       $1,427         $1,756       $1,202
                                       ============== ============= ============

      The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheets (in thousands):

                                            December 30,   December 31,
                                                1995           1994
                                           -------------- --------------
      Accrued pension cost:
         Accumulated and projected benefit
          obligation, including vested
          benefits of $5,754 and $4,142
          for 1995 and 1994, respectively      $ 6,937        $ 4,690

         Less plan assets at fair value         (5,497)        (3,918)
                                           -------------- --------------
      Projected benefit obligation in
       excess of plan assets                     1,440            772
      Unrecognized net loss                       (950)           (39)
      Unrecognized net transition
       obligation at adoption date of
       plan, being recognized over 15
       years, included in other assets              (4)            (4)

      Unrecognized prior service cost,
       being recognized over 15 years,
       included in other assets                   (155)          (178)

      Adjustment required to recognize
       minimum liability                         1,109            221
                                           -------------- --------------
      Accrued pension liability                 $1,440         $  772
                                           ============== ==============

      The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation in 1995 and 1994 was 8.25% and 9%, respectively. The decrease in the discount rate in 1995 resulted in a $741,329 increase in the accumulated benefit obligation. The expected long-term rate of return on assets used in 1995 and 1994 was 9%.

  9.  TRANSACTIONS WITH AFFILIATES

      On April 2, 1993, Woods acquired new product lines and completed a recapitalization. In settlement of amounts owed on a note payable to the Company (the "Woods Note"), the Company received a cash payment of $5,560,000, two new notes, and a warrant exercisable by the Company to purchase up to 375,000 shares of common stock of Woods at an exercise price of $.003 per share. The new notes received consisted of (i) a ten-year, $13,218,000 subordinated promissory note, with semiannual interest payments of $576,000 commencing on the third anniversary of the date of the note, and a final payment of principal and interest due at maturity, and (ii) a ten-year, $2,000,000 noninterest-bearing subordinated promissory note. The $2,000,000 note was paid in full on August 26, 1994. The carrying value of the $13,218,000 subordinated promissory note plus accrued interest has been calculated by discounting future cash flows at 8.5%. The Company believes that the consideration received from Woods approximated the fair value resulting from an arms length transaction.

      In December 1993, the Company exercised its warrants to purchase 375,000 shares of Woods common stock. The investment in Woods is being accounted for under the cost method. During the first quarter of 1996, the Company sold all 375,000 shares of common stock as part of Woods' initial public offering. As a result of the sale, the Company received net proceeds of approximately $4,200,000.

      On July 18, 1996, Woods prepaid the subordinated promissory note and all accrued interest through that date. The Company received approximately $10,600,000 in consideration for the subordinated promissory note and recorded a loss of $5,015,000.

      Pursuant to a management services agreement dated April 1, 1989, the NTC Group, Inc. ("NTC") provides certain management, corporate development, and financial consulting services to the Company. The management services agreement provides that NTC shall receive a management fee equal to the lesser of 2% of the Company's average equity book value plus interest-bearing debt, as defined, or $4,000,000. The Company incurred expense of $3,368,000, $4,000,000 and $4,000,000 in 1995, 1994, and 1993,
      respectively, which is shown as management fees to affiliate in the accompanying consolidated statement of operations.

10.   SIGNIFICANT CUSTOMERS

      The Company's ten largest customers accounted for approximately 38% of net sales in 1995, 1994, and 1993. Of these, one customer accounted for approximately 11.5% and 10.5% of net sales in 1995 and 1994, respectively.

11.   COMMITMENTS AND CONTINGENCIES

      Litigation

      The Company is subject to certain legal actions arising in the ordinary course of its business. In management's opinion, the outcome of these actions will not have a material adverse effect on the Company's financial position or results of operations.

      Leases

      The Company leases office space, office equipment, and other items under noncancelable operating leases. Rental expense under these noncancelable operating leases was approximately $9,407,000, $9,344,000, and $8,190,000 for the years ended December 30, 1995, December 31, 1994, and January 1, 1994, respectively.

      At December 30, 1995, future minimum lease payments under noncancelable operating leases are as follows (in thousands):

                   1996           $ 7,849
                   1997             6,753
                   1998             4,760
                   1999             3,343
                   Thereafter       1,884
                                 ---------
                                  $24,589
                                 =========

      Other

      At December 30, 1995, the Company had contractual commitments in the ordinary course of business to purchase approximately $15,033,000 of inventory, with delivery dates through December 1996.

      The Company had contractual commitments to make minimum guaranteed payments under various product licensing agreements expiring through December 31, 1998 of approximately $6,627,000. These commitments are not expected to result in future losses.

      During 1991, the Company entered into a cogeneration energy supply agreement with an unrelated party wherein the Company has committed to purchase all steam and chilled water consumed at the Roanoke Group plants at prices as defined in the agreement, for a period of 25 years.

                        THE BIBB COMPANY AND SUBSIDIARY
               SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
           For the Years Ended December 30, 1995, December 31, 1994
                              and January 1, 1994
                                (In Thousands)

                                                              Additions
                                                    -----------------------------
                                     Balance at     Charged to      Charged to                    Balance
                                     beginning       costs and        other                        at end
         Description                  of year        expenses        accounts      Deductions      of year
--------------------------------   -------------   ------------   -------------   ------------   -----------
Year ended December 30, 1995
 Allowance for doubtful accounts      $2,963            $357           -                -            $3,320
                                    ========         =======        ========         ========      ========
 Allowance for discounts and claims   $1,704           -              $8,387          ($8,277)       $1,814
                                    ========         =======        ========         ========      ========

Year ended December 31, 1994
 Allowance for doubtful accounts      $2,166          $  797           -                -            $2,963
                                    ========         =======        ========         ========      ========
 Allowance for discounts and claims   $1,520           -              $8,225          ($8,041)       $1,704
                                    ========         =======        ========         ========      ========

Year ended January 1, 1994
 Allowance for doubtful accounts      $1,718            $448           -                -            $2,166
                                    ========         =======        ========         ========      ========
 Allowance for discounts and claims     $783           -              $7,676          ($6,939)       $1,520
                                    ========         =======        ========         ========      ========